Key metrics
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(2,347)	41	(5,828)	–	(60)	(2,438)	(2,944)	(17)
Basic earnings/(loss) per share (CHF)	(1.12)	0.02	(3.28)	–	(66)	(1.19)	(1.73)	(31)
Diluted earnings/(loss) per share (CHF)	(1.12)	0.02	(3.28)	–	(66)	(1.19)	(1.73)	(31)
Return on equity attributable to shareholders (%)	(21.3)	0.4	(51.3)	–	–	(5.5)	(6.8)	–
Effective tax rate (%)	(23.2)	83.3	9.7	–	–	(23.9)	(21.6)	–
Core Results (CHF million, except where indicated)
Net revenues	5,383	5,561	4,336	(3)	24	21,594	23,286	(7)
Provision for credit losses	47	50	33	(6)	42	141	187	(25)
Total operating expenses	4,644	4,437	9,422	5	(51)	17,960	22,869	(21)
Income/(loss) before taxes	692	1,074	(5,119)	(36)	–	3,493	230	–
Cost/income ratio (%)	86.3	79.8	217.3	–	–	83.2	98.2	–
Assets under management and net new assets (CHF billion)
Assets under management	1,252.5	1,255.2	1,214.1	(0.2)	3.2	1,252.5	1,214.1	3.2
Net new assets	(6.7)	11.9	2.1	–	–	27.8	46.9	(40.7)
Balance sheet statistics (CHF million)
Total assets	819,833	806,711	820,805	2	0	819,833	820,805	0
Net loans	275,976	274,606	272,995	0	1	275,976	272,995	1
Total shareholders' equity	42,169	44,276	44,382	(5)	(5)	42,169	44,382	(5)
Tangible shareholders' equity	37,043	39,359	39,378	(6)	(6)	37,043	39,378	(6)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	13.6	14.1	14.3	–	–	13.6	14.3	–
Look-through CET1 ratio (%)	11.6	12.0	11.4	–	–	11.6	11.4	–
Look-through CET1 leverage ratio (%)	3.3	3.4	3.3	–	–	3.3	3.3	–
Look-through Tier 1 leverage ratio (%)	4.4	4.6	4.5	–	–	4.4	4.5	–
Share information
Shares outstanding (million)	2,089.9	2,088.3	1,951.5	0	7	2,089.9	1,951.5	7
of which common shares issued	2,089.9	2,089.9	1,957.4	0	7	2,089.9	1,957.4	7
of which treasury shares	0.0	(1.6)	(5.9)	100	100	0.0	(5.9)	100
Book value per share (CHF)	20.18	21.20	22.74	(5)	(11)	20.18	22.74	(11)
Tangible book value per share (CHF)	17.72	18.85	20.18	(6)	(12)	17.72	20.18	(12)
Market capitalization (CHF million)	30,533	26,563	42,456	15	(28)	30,533	42,456	(28)
Number of employees (full-time equivalents)
Number of employees	47,170	47,690	48,210	(1)	(2)	47,170	48,210	(2)
See relevant tables for additional information on these metrics.

Credit Suisse
In 4Q16, we recorded a net loss attributable to shareholders of CHF 2,347 million. The diluted loss per share was CHF 1.12 and the return on equity attributable to shareholders was (21.3)%. As of the end of 4Q16, our BIS CET1 ratio was 11.6% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net interest income	1,622	1,930	2,194	(16)	(26)	7,562	9,299	(19)
Commissions and fees	2,941	2,680	2,914	10	1	11,092	12,044	(8)
Trading revenues	258	232	(1,349)	11	–	313	1,340	(77)
Other revenues	360	554	451	(35)	(20)	1,356	1,114	22
Net revenues	5,181	5,396	4,210	(4)	23	20,323	23,797	(15)
Provision for credit losses	75	55	133	36	(44)	252	324	(22)
Compensation and benefits	2,682	2,674	3,149	0	(15)	10,572	11,546	(8)
General and administrative expenses	3,884	1,978	2,808	96	38	9,470	8,574	10
Commission expenses	394	322	409	22	(4)	1,455	1,623	(10)
Goodwill impairment	0	0	3,797	–	(100)	0	3,797	(100)
Restructuring expenses	49	145	355	(66)	(86)	540	355	52
Total other operating expenses	4,327	2,445	7,369	77	(41)	11,465	14,349	(20)
Total operating expenses	7,009	5,119	10,518	37	(33)	22,037	25,895	(15)
Income/(loss) before taxes	(1,903)	222	(6,441)	–	(70)	(1,966)	(2,422)	(19)
Income tax expense/(benefit)	442	185	(627)	139	–	469	523	(10)
Net income/(loss)	(2,345)	37	(5,814)	–	(60)	(2,435)	(2,945)	(17)
Net income/(loss) attributable to noncontrolling interests	2	(4)	14	–	(86)	3	(1)	–
Net income/(loss) attributable to shareholders	(2,347)	41	(5,828)	–	(60)	(2,438)	(2,944)	(17)
Statement of operations metrics (%)
Return on regulatory capital	(16.0)	1.8	(50.7)	–	–	(4.1)	(4.5)	–
Cost/income ratio	135.3	94.9	249.8	–	–	108.4	108.8	–
Effective tax rate	(23.2)	83.3	9.7	–	–	(23.9)	(21.6)	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(1.12)	0.02	(3.28)	–	(66)	(1.19)	(1.73)	(31)
Diluted earnings/(loss) per share	(1.12)	0.02	(3.28)	–	(66)	(1.19)	(1.73)	(31)
Return on equity (%, annualized)
Return on equity attributable to shareholders	(21.3)	0.4	(51.3)	–	–	(5.5)	(6.8)	–
Return on tangible equity attributable to shareholders [1]	(24.1)	0.4	(62.7)	–	–	(6.2)	(8.4)	–
Balance sheet statistics (CHF million)
Total assets	819,833	806,711	820,805	2	0	819,833	820,805	0
Risk-weighted assets [2]	268,045	270,462	289,946	(1)	(8)	268,045	289,946	(8)
Leverage exposure [2]	950,763	948,744	987,628	0	(4)	950,763	987,628	(4)
Number of employees (full-time equivalents)
Number of employees	47,170	47,690	48,210	(1)	(2)	47,170	48,210	(2)

Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
4Q16 results
In 4Q16, Credit Suisse reported a net loss attributable to shareholders of CHF 2,347 million compared to net income attributable to shareholders of CHF 41 million in 3Q16 and a net loss attributable to shareholders of CHF 5,828 million in 4Q15. The 4Q16 results included net litigation provisions of CHF 2,170 million, primarily relating to the settlement with the US Department of Justice (DOJ) regarding our legacy residential mortgage-backed securities (RMBS) business. Our 4Q15 results included a significant goodwill impairment charge of CHF 3,797 million. In 4Q16, Credit Suisse reported an adjusted income before taxes of CHF 171 million.
2016 results
In 2016, Credit Suisse reported a net loss attributable to shareholders of CHF 2,438 million compared to CHF 2,944 million in 2015. The 2016 results included net litigation provisions of CHF 2,686 million, primarily relating to the settlement with the DOJ regarding our legacy RMBS business. Our 2015 results included the significant goodwill impairment charge. In 2016, Credit Suisse reported an adjusted income before taxes of CHF 615 million.
> Refer to the Appendix for a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Results
Net revenues
We reported net revenues of CHF 5,181 million, which decreased 4% compared to 3Q16, primarily reflecting lower net revenues in Swiss Universal Bank and Global Markets, partially offset by higher net revenues in International Wealth Management and Investment Banking & Capital Markets. Net revenues in Swiss Universal Bank decreased mainly due to gains on the sale of real estate of CHF 346 million in 3Q16. The decrease in net revenues in Global Markets reflected a seasonal slowdown in client activity partially offset by improved performance in equities. The increase in net revenues in International Wealth Management was primarily due to significantly higher transaction- and performance-based revenues in both Asset Management and Private Banking and a gain on the sale of real estate of CHF 54 million. The increase in net revenues in Investment Banking & Capital Markets was primarily due to higher revenues from advisory and other fees.
Net revenues increased 23% compared to 4Q15, primarily reflecting higher net revenues in Corporate Center, Investment Banking & Capital Markets and International Wealth Management. Net revenues in Corporate Center increased, primarily driven by fair value losses from movements in own credit spreads in 4Q15, which, beginning in 1Q16, were no longer recorded in the consolidated income statement under US GAAP. Net revenues in Investment Banking & Capital Markets increased primarily driven by higher debt underwriting revenues. Net revenues in International Wealth Management increased primarily due to higher net interest income and the gain on the sale of real estate.
Provision for credit losses
In 4Q16, there was a provision for credit losses of CHF 75 million, primarily related to a net provision for credit losses of CHF 34 million in Swiss Universal Bank and CHF 28 million in the Strategic Resolution Unit.
Total operating expenses
We reported total operating expenses of CHF 7,009 million in 4Q16, an increase of 37% compared to 3Q16, reflecting a 96% increase in general and administrative expenses, including higher net litigation provisions of CHF 2,170 million, primarily related to the settlement with the DOJ regarding our legacy RMBS business, partially offset by a 66% decrease in restructuring expenses. We incurred CHF 49 million of restructuring expenses in 4Q16, of which CHF 30 million were expenses related to compensation and benefits.
Total operating expenses decreased 33% compared to 4Q15, primarily due to a goodwill impairment charge of CHF 3,797 million in 4Q15. Compensation and benefits decreased 15%, mainly due to lower salaries and variable compensation, and restructuring expenses decreased 86%. These movements were partially offset by a 38% increase in general and administrative expenses, mainly due to higher net litigation provisions, primarily related to the settlement with the DOJ regarding our legacy RMBS business.
Income tax expense
Income tax expense of CHF 442 million recorded in 4Q16 mainly reflected the impact of the geographical mix of results as well as the impact of tax contingency accruals. Overall, net deferred tax assets decreased CHF 704 million to CHF 5,731 million, mainly driven by earnings and the start of operations of Credit Suisse (Schweiz) AG, partially offset by foreign exchange impacts. Deferred tax assets on net operating losses decreased CHF 758 million to CHF 2,198 million during 4Q16. The Credit Suisse effective tax rate was (23.2)% in 4Q16, compared to 83.3% in 3Q16. The 4Q16 tax rate was mostly impacted by the non-deductible civil monetary penalty relating to the final settlement with the DOJ for the legacy RMBS business.
RMBS settlement
In January 2017, Credit Suisse reached a final settlement with the DOJ related to its legacy RMBS business – a business conducted through 2007. The settlement releases Credit Suisse from potential civil claims by the DOJ related to its securitization, underwriting, issuance and sale of RMBS. Under the terms of the settlement, Credit Suisse will pay to the DOJ a civil monetary penalty of USD 2.48 billion. In addition, Credit Suisse will provide consumer relief totaling USD 2.8 billion within five years post settlement. These consumer relief measures include affordable housing payments and loan forgiveness. The DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. In 4Q16, Credit Suisse recorded a litigation provision of USD 1,990 million in the Strategic Resolution Unit in addition to its existing provisions of USD 550 million against this matter which were recorded in prior periods.

Investor Day 2016
At the Investor Day on December 7, 2016, we communicated our financial targets for the Group and the divisions.
Financial objectives for the Group:
– reduce our operating cost base on an adjusted basis to below CHF 17.0 billion by year-end 2018;
– increase our net cost savings to more than CHF 4.2 billion by year-end 2018;
– achieve a look-through common equity tier 1 (CET1) ratio (pre-major litigation expenses) of between 12-13% by year-end 2018 and greater than 13% (pre-Basel III reform uplift) and greater than 11% (post-Basel III reform uplift) by year-end 2019; and
– achieve a look-through CET1 leverage ratio of greater than 3.5% by year-end 2018.
Financial objectives for the divisions:
– achieve adjusted income before taxes for Asia Pacific of CHF 1.6 billion in 2018, of which we aim to achieve CHF 0.7 billion from Private Banking and wealth management connected activities;
– achieve adjusted income before taxes in International Wealth Management of CHF 1.8 billion in 2018;
– achieve adjusted income before taxes for the Swiss Universal Bank of CHF 2.3 billion in 2018;
– achieve adjusted return on regulatory capital for Global Markets of between 10-15% by year-end 2018;
– achieve adjusted return on regulatory capital for Investment Banking & Capital Markets of between 15-20% by year-end 2018; and
– reduce adjusted pre-tax loss for the Strategic Resolution Unit to approximately USD 1.4 billion by year-end 2018 and approximately USD 0.8 billion by year-end 2019 and reduce risk-weighted assets to USD 30 billion and leverage exposure to USD 40 billion by year-end 2019.
Capital distribution proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 28, 2017 a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2016. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

Swiss Universal Bank
In 4Q16, we reported income before taxes of CHF 382 million and net revenues of CHF 1,399 million. Income before taxes was CHF 376 million lower compared to 3Q16 and CHF 18 million higher compared to 4Q15. For 2016, we reported income before taxes of CHF 2,025 million and net revenues of CHF 5,759 million.
results summary
4Q16 results
In 4Q16, we reported income before taxes of CHF 382 million and net revenues of CHF 1,399 million. Compared to 3Q16, net revenues were 16% lower, mainly due to gains on the sale of real estate of CHF 346 million in 3Q16, partially offset by higher transaction-based revenues and slightly higher net interest income. Total operating expenses were 12% higher compared to 3Q16, primarily reflecting higher general and administrative expenses mainly due to higher allocated corporate function costs and higher litigation provisions.
Compared to 4Q15, net revenues were 6% lower, mainly due to gains on the sale of real estate, an extraordinary dividend from our ownership interest in SIX Group AG and a partial sale of an investment in Euroclear in 4Q15. Total operating expenses decreased 10% compared to 4Q15, reflecting lower restructuring expenses, lower compensation and benefits and lower general and administrative expenses.
Adjusted income before taxes of CHF 378 million was 12% lower compared to 3Q16 and 13% higher compared to 4Q15.
2016 results
In 2016, we reported income before taxes of CHF 2,025 million and net revenues of CHF 5,759 million. Compared to 2015, net revenues were stable with higher gains on the sale of real estate and increased net interest income, offset by lower transaction-based revenues and the impact of the deconsolidation of the cards issuing business in 3Q15, primarily reflected in recurring commissions and fees. Net interest income increased 5%, reflecting improved loan margins on stable average loan volumes, partially offset by slightly lower deposit margins on lower average deposit volumes. The decrease in transaction-based revenues primarily reflected lower brokerage and product issuing fees, lower fees from foreign exchange client business and lower sales and trading revenues, partially offset by increased revenues from our Swiss investment banking business. Excluding the net impact from the deconsolidation of the cards issuing business of CHF 115 million, recurring commissions and fees were stable. Provision for credit losses was CHF 79 million in 2016 on a net loan portfolio of CHF 165.7 billion. Total operating expenses decreased 6%, primarily reflecting lower expenses due to the deconsolidation of the cards issuing business and lower allocated corporate function costs, partially offset by higher professional services fees and higher contractor services fees.
Adjusted income before taxes of CHF 1,738 million was 7% higher compared to 2015.
Divisional results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	1,399	1,667	1,495	(16)	(6)	5,759	5,721	1
Provision for credit losses	34	30	43	13	(21)	79	138	(43)
Compensation and benefits	497	474	535	5	(7)	1,937	1,985	(2)
General and administrative expenses	416	320	438	30	(5)	1,375	1,597	(14)
Commission expenses	73	66	73	11	0	283	284	0
Restructuring expenses	(3)	19	42	–	–	60	42	43
Total other operating expenses	486	405	553	20	(12)	1,718	1,923	(11)
Total operating expenses	983	879	1,088	12	(10)	3,655	3,908	(6)
Income before taxes	382	758	364	(50)	5	2,025	1,675	21
Statement of operations metrics (%)
Return on regulatory capital	12.2	24.7	12.3	–	–	16.5	13.8	–
Cost/income ratio	70.3	52.7	72.8	–	–	63.5	68.3	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,763	5,649	5,123	2	12	5,564	5,119	9
Pre-tax return on average economic risk capital (%) [1]	26.6	53.7	28.5	–	–	36.5	32.8	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,140	13,440	13,400	(2)	(2)	13,140	13,400	(2)
Number of relationship managers	1,970	1,980	2,060	(1)	(4)	1,970	2,060	(4)
1 Calculated using a return excluding interest costs for allocated goodwill.

Capital and leverage metrics
As of the end of 4Q16, our reported risk-weighted assets of CHF 65.7 billion were stable compared to the end of 3Q16. Leverage exposure was CHF 252.9 billion, reflecting an increase of CHF 6.6 billion compared to the end of 3Q16, driven by increased high-quality liquid assets (HQLA) and business growth.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Net revenue detail (CHF million)
Private Banking	858	1,160	963	(26)	(11)	3,704	3,696	0
Corporate & Institutional Banking	541	507	532	7	2	2,055	2,025	1
Net revenues	1,399	1,667	1,495	(16)	(6)	5,759	5,721	1
Net revenue detail (CHF million)
Net interest income	745	724	753	3	(1)	2,884	2,757	5
Recurring commissions and fees	378	361	373	5	1	1,446	1,569	(8)
Transaction-based revenues	270	249	287	8	(6)	1,112	1,313	(15)
Other revenues	6	333	82	(98)	(93)	317	82	287
Net revenues	1,399	1,667	1,495	(16)	(6)	5,759	5,721	1
Provision for credit losses (CHF million)
New provisions	46	45	60	2	(23)	150	205	(27)
Releases of provisions	(12)	(15)	(17)	(20)	(29)	(71)	(67)	6
Provision for credit losses	34	30	43	13	(21)	79	138	(43)
Balance sheet statistics (CHF million)
Total assets	228,363	222,164	220,359	3	4	228,363	220,359	4
Net loans	165,685	166,910	162,717	(1)	2	165,685	162,717	2
of which Private Banking	115,277	115,601	–	0	–	115,277	–	–
Risk-weighted assets	65,669	65,571	60,352	0	9	65,669	60,352	9
Leverage exposure	252,889	246,254	238,180	3	6	252,889	238,180	6
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Adjusted results (CHF million)
Net revenues	858	1,160	963	541	507	532	1,399	1,667	1,495
Real estate gains	(20)	(346)	(72)	0	0	0	(20)	(346)	(72)
Gains on business sales	0	0	(10)	0	0	(13)	0	0	(23)
Adjusted net revenues	838	814	881	541	507	519	1,379	1,321	1,400
Provision for credit losses	10	13	14	24	17	29	34	30	43
Total operating expenses	654	603	784	329	276	304	983	879	1,088
Restructuring expenses	3	(16)	(33)	0	(3)	(9)	3	(19)	(42)
Major litigation provisions	0	0	(25)	(19)	0	0	(19)	0	(25)
Adjusted total operating expenses	657	587	726	310	273	295	967	860	1,021
Income before taxes	194	544	165	188	214	199	382	758	364
Total adjustments	(23)	(330)	(24)	19	3	(4)	(4)	(327)	(28)
Adjusted income before taxes	171	214	141	207	217	195	378	431	336
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.1	14.0	11.4

Reconciliation of adjusted results (continued)
	Private Banking		Corporate & Institutional Banking		Swiss Universal Bank
in	2016	2015	2016	2015	2016	2015
Adjusted results (CHF million)
Net revenues	3,704	3,696	2,055	2,025	5,759	5,721
Real estate gains	(366)	(95)	0	0	(366)	(95)
Gains on business sales	0	(10)	0	(13)	0	(23)
Adjusted net revenues	3,338	3,591	2,055	2,012	5,393	5,603
Provision for credit losses	39	49	40	89	79	138
Total operating expenses	2,471	2,772	1,184	1,136	3,655	3,908
Restructuring expenses	(51)	(33)	(9)	(9)	(60)	(42)
Major litigation provisions	0	(25)	(19)	0	(19)	(25)
Adjusted total operating expenses	2,420	2,714	1,156	1,127	3,576	3,841
Income before taxes	1,194	875	831	800	2,025	1,675
Total adjustments	(315)	(47)	28	(4)	(287)	(51)
Adjusted income before taxes	879	828	859	796	1,738	1,624
Adjusted return on regulatory capital (%)	–	–	–	–	14.2	13.4
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in the Appendix for further information.
Private Banking
Results
In 4Q16, income before taxes of CHF 194 million was CHF 350 million lower compared to 3Q16, reflecting lower net revenues and higher total operating expenses. Compared to 4Q15, income before taxes increased 18%, reflecting lower total operating expenses, partially offset by lower net revenues. Adjusted income before taxes of CHF 171 million decreased 20% compared to 3Q16 and increased 21% compared to 4Q15.
Net revenues
Compared to 3Q16, net revenues of CHF 858 million were 26% lower due to the gains on the sale of real estate of CHF 346 million in 3Q16 reflected in other revenues. Recurring commissions and fees of CHF 253 million increased 4%, primarily driven by higher discretionary mandate management fees, higher investment product management fees and increased revenues from wealth structuring solutions. Net interest income was slightly higher at CHF 454 million with stable loan margins on slightly higher average loan volumes and slightly higher deposit margins on stable average deposit volumes. Transaction-based revenues of CHF 131 million were 5% higher, primarily due to higher brokerage and product issuing fees. Adjusted net revenues of CHF 838 million were slightly higher compared to 3Q16.
Compared to 4Q15, net revenues decreased 11%, driven by the gains on the sale of real estate and the partial sale of an investment in Euroclear in 4Q15 reflected in other revenues. Transaction-based revenues decreased 18%, primarily due to an extraordinary dividend from our ownership interest in SIX Group AG in 4Q15. Net interest income was slightly lower with decreased deposit margins on stable average deposit volumes, partially offset by improved loan margins on slightly higher average loan volumes. Recurring commissions and fees were slightly lower, primarily reflecting lower investment product management fees partially offset by higher investment advisory fees. Adjusted net revenues decreased 5% compared to 4Q15.
Provision for credit losses
The Private Banking loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 4Q16, Private Banking recorded provision for credit losses of CHF 10 million compared to CHF 13 million in 3Q16 and CHF 14 million in 4Q15. The provision was primarily related to our consumer finance business.

Results - Private Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	858	1,160	963	(26)	(11)	3,704	3,696	0
Provision for credit losses	10	13	14	(23)	(29)	39	49	(20)
Compensation and benefits	324	312	368	4	(12)	1,258	1,327	(5)
General and administrative expenses	282	233	335	21	(16)	975	1,221	(20)
Commission expenses	51	42	48	21	6	187	191	(2)
Restructuring expenses	(3)	16	33	–	–	51	33	55
Total other operating expenses	330	291	416	13	(21)	1,213	1,445	(16)
Total operating expenses	654	603	784	8	(17)	2,471	2,772	(11)
Income before taxes	194	544	165	(64)	18	1,194	875	36
Statement of operations metrics (%)
Cost/income ratio	76.2	52.0	81.4	–	–	66.7	75.0	–
Net revenue detail (CHF million)
Net interest income	454	446	465	2	(2)	1,801	1,770	2
Recurring commissions and fees	253	243	257	4	(2)	971	1,102	(12)
Transaction-based revenues	131	125	159	5	(18)	564	720	(22)
Other revenues	20	346	82	(94)	(76)	368	104	254
Net revenues	858	1,160	963	(26)	(11)	3,704	3,696	0
Margins on assets under management (annualized) (bp)
Gross margin [1]	141	191	159	–	–	154	148	–
Net margin [2]	32	89	27	–	–	50	35	–
Number of relationship managers
Number of relationship managers	1,490	1,500	1,570	(1)	(5)	1,490	1,570	(5)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 3Q16, total operating expenses of CHF 654 million increased 8%, primarily reflecting higher general and administrative expenses. General and administrative expenses of CHF 282 million increased 21% primarily due to higher allocated corporate function costs and higher professional services fees. Compensation and benefits of CHF 324 million increased 4% compared to 3Q16, primarily reflecting higher discretionary compensation expenses partially offset by lower salary expenses. Adjusted total operating expenses of CHF 657 million were CHF 70 million higher compared to 3Q16.
Compared to 4Q15, total operating expenses were 17% lower, despite investments in regulatory and compliance functions, reflecting decreased general and administrative expenses, lower compensation and benefits and lower restructuring expenses. General and administrative expenses decreased 16%, primarily reflecting decreased allocated corporate function costs and lower litigation provisions. Compensation and benefits were 12% lower, driven by decreased salary expenses mainly due to a recalibration of Swiss holiday accruals in 4Q15. Adjusted total operating expenses were 10% lower compared to 4Q15.
margins
Gross margin
Our gross margin was 141 basis points in 4Q16, 50 basis points lower compared to 3Q16, mainly reflecting the gains on the sale of real estate in 3Q16 on stable average assets under management. Compared to 4Q15, our gross margin was 18 basis points lower, primarily due to the gains on the sale of real estate in 4Q15 and lower transaction-based revenues on stable average assets under management. On the basis of adjusted net revenues, our gross margin was 138 basis points in 4Q16, four basis points higher compared to 3Q16 and seven basis points lower compared to 4Q15.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 32 basis points in 4Q16, 57 basis points lower compared to 3Q16, mainly due to the gains on the sale of real estate in 3Q16 and higher total operating expenses. Compared to 4Q15, our net margin was five basis points higher, primarily due to lower total operating expenses, partially offset by the gains on the sale of real estate in 4Q15 and lower transaction-based revenues. On the basis of adjusted income before taxes, our net margin was 28 basis points in 4Q16, seven basis points lower compared to 3Q16 and five basis points higher compared to 4Q15.

Assets under management
As of the end of 4Q16, assets under management of CHF 242.9 billion were CHF 1.6 billion lower compared to the end of 3Q16, mainly driven by net asset outflows, partially offset by favorable foreign exchange-related and market movements. Net asset outflows of CHF 3.5 billion reflected terminated relationships with certain external asset managers, the regularization of client assets of CHF 0.8 billion and seasonal effects.
As of the end of 2016, assets under management of CHF 242.9 billion were stable compared to the end of 2015. Net asset outflows of CHF 1.7 billion mainly reflected terminated relationships with certain external asset managers, and the regularization of client assets of CHF 2.0 billion.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Assets under management (CHF billion)
Assets under management	242.9	244.5	241.0	(0.7)	0.8	242.9	241.0	0.8
Average assets under management	242.9	243.2	242.8	(0.1)	0.0	241.2	249.0	(3.1)
Assets under management by currency (CHF billion)
USD	41.8	41.6	40.5	0.5	3.2	41.8	40.5	3.2
EUR	36.3	36.8	31.5	(1.4)	15.2	36.3	31.5	15.2
CHF	153.3	154.6	153.0	(0.8)	0.2	153.3	153.0	0.2
Other	11.5	11.5	16.0	0.0	(28.1)	11.5	16.0	(28.1)
Assets under management	242.9	244.5	241.0	(0.7)	0.8	242.9	241.0	0.8
Growth in assets under management (CHF billion)
Net new assets	(3.5)	0.2	(2.9)	–	–	(1.7)	3.2	–
Other effects	1.9	2.9	6.8	–	–	3.6	(20.8)	–
of which market movements	0.6	3.7	4.9	–	–	3.0	(2.6)	–
of which foreign exchange	1.7	(0.1)	0.3	–	–	0.4	(4.0)	–
of which other	(0.4)	(0.7)	1.6	–	–	0.2	(14.2)	–
Growth in assets under management	(1.6)	3.1	3.9	–	–	1.9	(17.6)	–
Growth in assets under management (annualized) (%)
Net new assets	(5.7)	0.3	(4.9)	–	–	(0.7)	1.2	–
Other effects	3.1	4.9	11.5	–	–	1.5	(8.0)	–
Growth in assets under management (annualized)	(2.6)	5.2	6.6	–	–	0.8	(6.8)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(0.7)	(0.5)	1.2	–	–	–	–	–
Other effects	1.5	3.6	(8.0)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.8	3.1	(6.8)	–	–	–	–	–
Corporate & institutional Banking
Results
In 4Q16, income before taxes of CHF 188 million decreased 12% compared to 3Q16, driven by higher total operating expenses, partially offset by higher net revenues. Compared to 4Q15, income before taxes decreased 6%, reflecting higher total operating expenses, partially offset by slightly higher net revenues. Adjusted income before taxes of CHF 207 million decreased 5% compared to 3Q16 and increased 6% compared to 4Q15.
Net revenues
Compared to 3Q16, net revenues of CHF 541 million increased 7%, mainly driven by higher transaction-based revenues and higher net interest income. Transaction-based revenues of CHF 139 million were 12% higher, primarily reflecting increased revenues from our Swiss investment banking business and fees from foreign exchange client business. Net interest income of CHF 291 million increased 5%, with stable loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees of CHF 125 million were 6% higher compared to 3Q16, primarily due to increased banking services and investment product management fees.
Compared to 4Q15, net revenues increased slightly, with higher transaction-based revenues and higher recurring commissions and fees, partially offset by lower other revenues. Transaction-based revenues were 9% higher due to increased revenues from our Swiss investment banking business, partly offset by lower fees from foreign exchange client business. Recurring commissions and fees increased 8% with higher banking services fees and higher fees from lending activities, partly offset by lower investment advisory fees. The decrease in other revenues was driven by the partial sale of an investment in Euroclear in 4Q15.

Results – Corporate & Institutional Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	541	507	532	7	2	2,055	2,025	1
Provision for credit losses	24	17	29	41	(17)	40	89	(55)
Compensation and benefits	173	162	167	7	4	679	658	3
General and administrative expenses	134	87	103	54	30	400	376	6
Commission expenses	22	24	25	(8)	(12)	96	93	3
Restructuring expenses	0	3	9	(100)	(100)	9	9	0
Total other operating expenses	156	114	137	37	14	505	478	6
Total operating expenses	329	276	304	19	8	1,184	1,136	4
Income before taxes	188	214	199	(12)	(6)	831	800	4
Statement of operations metrics (%)
Cost/income ratio	60.8	54.4	57.1	–	–	57.6	56.1	–
Net revenue detail (CHF million)
Net interest income	291	278	288	5	1	1,083	987	10
Recurring commissions and fees	125	118	116	6	8	475	467	2
Transaction-based revenues	139	124	128	12	9	548	593	(8)
Other revenues	(14)	(13)	0	8	–	(51)	(22)	132
Net revenues	541	507	532	7	2	2,055	2,025	1
Number of relationship managers
Number of relationship managers	480	480	490	0	(2)	480	490	(2)
Provision for credit losses
The Corporate & Institutional Banking loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 4Q16, Corporate & Institutional Banking recorded provision for credit losses of CHF 24 million compared to CHF 17 million in 3Q16 and CHF 29 million in 4Q15. The increase compared to 3Q16 reflected several individual cases.
Total operating expenses
Compared to 3Q16, total operating expenses of CHF 329 million were 19% higher, primarily reflecting higher allocated corporate function costs and litigation provisions. General and administrative expenses of CHF 134 million increased 54% due to higher litigation provisions, allocated corporate function costs and professional services fees. Compensation and benefits of CHF 173 million increased 7%, driven by higher allocated corporate function costs and higher social security costs, partially offset by lower discretionary compensation expenses. Adjusted total operating expenses of CHF 310 million were 14% higher compared to 3Q16.
Compared to 4Q15, total operating expenses increased 8%, with 30% higher general and administrative expenses driven by higher litigation provisions and higher professional services fees, partially offset by lower allocated corporate function costs. Compensation and benefits increased 4% compared to 4Q15 driven by higher discretionary compensation expenses and social security costs, partially offset by lower salary expenses due to the holiday accrual recalibration in 4Q15. Restructuring expenses were CHF 9 million lower compared to 4Q15. Adjusted total operating expenses were 5% higher compared to 4Q15.
Assets under management
As of the end of 4Q16, assets under management of CHF 288.6 billion were CHF 4.0 billion higher compared to the end of 3Q16, driven by net new assets of CHF 2.5 billion and favorable foreign exchange-related movements.
As of the end of 2016, assets under management of CHF 288.6 billion were CHF 12.8 billion higher compared to the end of 2015, driven by favorable market movements and net new assets of CHF 4.3 billion.

International Wealth Management
In 4Q16, we reported income before taxes of CHF 331 million and net revenues of CHF 1,299 million. Income before taxes was CHF 86 million higher compared to 3Q16 and CHF 355 million higher compared to 4Q15. For 2016, we reported income before taxes of CHF 1,121 million and net revenues of CHF 4,698 million.
Results summary
4Q16 results
In 4Q16, we reported income before taxes of CHF 331 million and net revenues of CHF 1,299 million. Compared to 3Q16, net revenues increased 20% due to significantly higher transaction- and performance-based revenues in both Asset Management and Private Banking, a gain on the sale of real estate of CHF 54 million reflected in other revenues in Private Banking, higher net interest income and higher recurring commissions and fees. Provision for credit losses increased to CHF 6 million in 4Q16 compared to zero in 3Q16. Total operating expenses were 15% higher compared to 3Q16, driven by higher general and administrative expenses and higher compensation and benefits.
Net revenues were 11% higher compared to 4Q15, reflecting higher net interest income and the gain on the sale of real estate. Provision for credit losses was CHF 6 million compared to a net release of CHF 7 million in 4Q15. Total operating expenses were 20% lower with significantly lower general and administrative expenses and significantly lower restructuring expenses partially offset by higher compensation and benefits.
Adjusted income before taxes of CHF 300 million increased 24% and 31% compared to 3Q16 and 4Q15, respectively.
2016 results
In 2016, we reported income before taxes of CHF 1,121 million and net revenues of CHF 4,698 million. Compared to 2015, net revenues increased slightly driven by significantly higher net interest income, investment-related gains in 2016 compared to losses in 2015 and the gain on the sale of real estate in 2016. These increases were partially offset by lower transaction- and performance-based revenues and slightly lower recurring commissions and fees. Higher net interest income reflected higher loan and deposit margins on higher average loan and deposit volumes. The decrease in transaction- and performance-based revenues mainly reflected lower sales and trading revenues, lower equity participations income, lower brokerage and product issuing fees and lower fees from foreign exchange client business, partially offset by higher carried interest reflecting a residual gain from a private equity interest. Recurring commissions and fees were slightly lower, primarily driven by lower security account and custody services fees, lower discretionary mandate management fees and lower banking services fees, partially offset by higher asset management fees. Provision for credit losses was CHF 20 million on a net loan portfolio of CHF 45.0 billion. The decrease in total operating expenses was mainly driven by lower litigation provisions and lower deferred compensation expenses from prior-year awards, partially offset by higher discretionary compensation expenses and an increase in professional services fees.
Adjusted income before taxes of CHF 1,109 million increased 9% compared to 2015.
Divisional results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	1,299	1,081	1,173	20	11	4,698	4,552	3
Provision for credit losses	6	0	(7)	–	–	20	5	300
Compensation and benefits	565	513	540	10	5	2,119	2,115	0
General and administrative expenses	318	256	568	24	(44)	1,145	1,429	(20)
Commission expenses	63	52	60	21	5	239	244	(2)
Restructuring expenses	16	15	36	7	(56)	54	36	50
Total other operating expenses	397	323	664	23	(40)	1,438	1,709	(16)
Total operating expenses	962	836	1,204	15	(20)	3,557	3,824	(7)
Income/(loss) before taxes	331	245	(24)	35	–	1,121	723	55
Statement of operations metrics (%)
Return on regulatory capital	27.0	20.5	(1.9)	–	–	23.3	15.4	–
Cost/income ratio	74.1	77.3	102.6	–	–	75.7	84.0	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,976	3,958	3,364	0	18	3,785	3,288	15
Pre-tax return on average economic risk capital (%) [1]	33.2	25.8	(2.0)	–	–	30.4	22.8	–
Number of employees (full-time equivalents)
Number of employees	10,300	10,350	9,750	0	6	10,300	9,750	6
1 Calculated using a return excluding interest costs for allocated goodwill.

Capital and leverage metrics
As of the end of 4Q16, we reported risk-weighted assets of CHF 35.3 billion, an increase of CHF 1.8 billion compared to the end of 3Q16, mainly driven by business growth and foreign exchange-related movements. Leverage exposure was CHF 94.1 billion, reflecting an increase of CHF 5.2 billion compared to the end of 3Q16, driven by increased HQLA balances associated with funding requirements and foreign exchange-related movements.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Net revenue detail (CHF million)
Private Banking	918	789	808	16	14	3,371	3,224	5
Asset Management	381	292	365	30	4	1,327	1,328	0
Net revenues	1,299	1,081	1,173	20	11	4,698	4,552	3
Net revenue detail (CHF million)
Net interest income	353	326	275	8	28	1,308	1,006	30
Recurring commissions and fees	489	471	494	4	(1)	1,914	1,965	(3)
Transaction- and performance-based revenues	402	291	399	38	1	1,426	1,607	(11)
Other revenues	55	(7)	5	–	–	50	(26)	–
Net revenues	1,299	1,081	1,173	20	11	4,698	4,552	3
Provision for credit losses (CHF million)
New provisions	20	14	17	43	18	55	37	49
Releases of provisions	(14)	(14)	(24)	0	(42)	(35)	(32)	9
Provision for credit losses	6	0	(7)	–	–	20	5	300
Balance sheet statistics (CHF million)
Total assets	91,083	86,457	96,085	5	(5)	91,083	96,085	(5)
Net loans	44,965	42,942	40,084	5	12	44,965	40,084	12
of which Private Banking	44,890	42,876	–	5	–	44,890	–	–
Risk-weighted assets	35,252	33,457	32,880	5	7	35,252	32,880	7
Leverage exposure	94,092	88,899	101,628	6	(7)	94,092	101,628	(7)
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Adjusted results (CHF million)
Net revenues	918	789	808	381	292	365	1,299	1,081	1,173
Real estate gains	(54)	0	0	0	0	0	(54)	0	0
Gains on business sales	0	0	(11)	0	0	0	0	0	(11)
Adjusted net revenues	864	789	797	381	292	365	1,245	1,081	1,162
Provision for credit losses	6	0	(7)	0	0	0	6	0	(7)
Total operating expenses	684	593	874	278	243	330	962	836	1,204
Restructuring expenses	(11)	(13)	(32)	(5)	(2)	(4)	(16)	(15)	(36)
Major litigation provisions	(7)	19	(228)	0	0	0	(7)	19	(228)
Adjusted total operating expenses	666	599	614	273	241	326	939	840	940
Income/(loss) before taxes	228	196	(59)	103	49	35	331	245	(24)
Total adjustments	(36)	(6)	249	5	2	4	(31)	(4)	253
Adjusted income before taxes	192	190	190	108	51	39	300	241	229
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	24.4	20.1	18.8

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	2016	2015	2016	2015	2016	2015
Adjusted results (CHF million)
Net revenues	3,371	3,224	1,327	1,328	4,698	4,552
Real estate gains	(54)	0	0	0	(54)	0
Gains on business sales	0	(11)	0	0	0	(11)
Adjusted net revenues	3,317	3,213	1,327	1,328	4,644	4,541
Provision for credit losses	20	5	0	0	20	5
Total operating expenses	2,510	2,678	1,047	1,146	3,557	3,824
Restructuring expenses	(47)	(32)	(7)	(4)	(54)	(36)
Major litigation provisions	12	(268)	0	0	12	(268)
Adjusted total operating expenses	2,475	2,378	1,040	1,142	3,515	3,520
Income before taxes	841	541	280	182	1,121	723
Total adjustments	(19)	289	7	4	(12)	293
Adjusted income before taxes	822	830	287	186	1,109	1,016
Adjusted return on regulatory capital (%)	–	–	–	–	23.1	21.7
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in the Appendix for further information.
Private Banking
Results
In 4Q16, income before taxes of CHF 228 million increased 16% compared to 3Q16 reflecting higher net revenues, partially offset by higher total operating expenses. Compared to 4Q15, income before taxes increased CHF 287 million mainly due to lower total operating expenses and higher net revenues. Adjusted income before taxes of CHF 192 million was stable compared to 3Q16 and 4Q15.
Net revenues
Compared to 3Q16, net revenues of CHF 918 million were 16% higher, with an increase in other revenues, higher transaction- and performance-based revenues, higher net interest income and higher recurring commissions and fees. Other revenues increased CHF 54 million, reflecting the gain on the sale of real estate. Transaction- and performance-based revenues of CHF 235 million increased 19%, driven by higher brokerage and product issuing fees, higher performance fees, higher corporate advisory fees related to integrated solutions and higher fees from foreign exchange client business. Net interest income of CHF 353 million increased 8%, reflecting higher loan margins on higher average loan volumes and higher deposit margins on slightly higher average deposit volumes. Recurring commissions and fees increased 4% to CHF 277 million with higher investment product management fees partially offset by lower discretionary mandate management fees.
Compared to 4Q15, net revenues increased 14%, mainly driven by higher net interest income and higher other revenues. Net interest income increased 28%, primarily reflecting higher loan and deposit margins on higher average loan and deposit volumes. Other revenues increased due to the gain on the sale of real estate. Transaction- and performance-based revenues decreased slightly, mainly driven by the absence of equity participations income as 4Q15 included an extraordinary dividend from SIX Group of CHF 23 million, partially offset by an increase in brokerage and product issuing fees. Recurring commissions and fees were slightly lower with lower discretionary mandate management fees.
Adjusted net revenues of CHF 864 million increased 10% and 8% compared to 3Q16 and 4Q15, respectively.

Results – Private Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	918	789	808	16	14	3,371	3,224	5
Provision for credit losses	6	0	(7)	–	–	20	5	300
Compensation and benefits	382	369	341	4	12	1,463	1,413	4
General and administrative expenses	242	173	458	40	(47)	827	1,053	(21)
Commission expenses	49	38	43	29	14	173	180	(4)
Restructuring expenses	11	13	32	(15)	(66)	47	32	47
Total other operating expenses	302	224	533	35	(43)	1,047	1,265	(17)
Total operating expenses	684	593	874	15	(22)	2,510	2,678	(6)
Income/(loss) before taxes	228	196	(59)	16	–	841	541	55
Statement of operations metrics (%)
Cost/income ratio	74.5	75.2	108.2	–	–	74.5	83.1	–
Net revenue detail (CHF million)
Net interest income	353	326	275	8	28	1,308	1,006	30
Recurring commissions and fees	277	267	283	4	(2)	1,093	1,161	(6)
Transaction- and performance-based revenues	235	197	240	19	(2)	922	1,049	(12)
Other revenues	53	(1)	10	–	430	48	8	500
Net revenues	918	789	808	16	14	3,371	3,224	5
Margins on assets under management (annualized) (bp)
Gross margin [1]	116	104	110	–	–	112	107	–
Net margin [2]	29	26	(8)	–	–	28	18	–
Number of relationship managers
Number of relationship managers	1,140	1,160	1,180	(2)	(3)	1,140	1,180	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
In 4Q16, provision for credit losses was CHF 6 million, compared to provision for credit losses of zero in 3Q16 and a net release of provision for credit losses of CHF 7 million in 4Q15.
Total operating expenses
Compared to 3Q16, total operating expenses of CHF 684 million increased 15% due to higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 242 million increased 40%, mainly reflecting litigation provisions in 4Q16, compared to a provision release in 3Q16, and higher professional services fees. Compensation and benefits of CHF 382 million increased 4%, mainly driven by higher discretionary compensation expenses and slightly higher salary expenses. Restructuring expenses of CHF 11 million were lower compared to 3Q16. Adjusted total operating expenses of CHF 666 million increased 11% compared to 3Q16.
Compared to 4Q15, total operating expenses decreased 22%, with lower general and administrative expenses and lower restructuring expenses, partially offset by an increase in compensation and benefits. General and administrative expenses decreased 47%, driven by significantly lower litigation provisions, partially offset by higher professional services fees. Compensation and benefits increased 12%, driven by higher discretionary compensation expenses, partially offset by lower salary expenses mainly due to the holiday accrual recalibration in 4Q15. Adjusted total operating expenses increased 8% compared to 4Q15.

margins
Gross margin
Our gross margin was 116 basis points in 4Q16, an increase of twelve basis points compared to 3Q16, mainly reflecting higher other revenues, higher transaction- and performance-based revenues and higher net interest income, partially offset by a 3.9% increase in average assets under management. Our gross margin increased six basis points compared to 4Q15, mainly reflecting an increase in net interest income and other revenues, partially offset by a 7.2% increase in average assets under management. On the basis of adjusted net revenues, our gross margin was 109 basis points in 4Q16, five basis points higher compared to 3Q16 and one basis point higher compared to 4Q15.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 29 basis points in 4Q16, an increase of three basis points compared to 3Q16, mainly reflecting higher net revenues, partially offset by higher total operating expenses. The significant improvement in our net margin compared to 4Q15 mainly reflected lower total operating expenses due to the litigation provisions in 4Q15 and higher net revenues. On the basis of adjusted income before taxes, our net margin was 24 basis points in 4Q16, one basis point lower compared to 3Q16 and two basis points lower compared to 4Q15 reflecting higher average assets under management.
Assets under management
As of the end of 4Q16, assets under management of CHF 323.2 billion were CHF 11.8 billion higher compared to the end of 3Q16, primarily reflecting favorable foreign exchange-related and market movements. Net new assets of CHF 0.4 billion reflected continued inflows from the Middle East and Europe, partially offset by outflows in connection with the regularization of client assets of CHF 2.2 billion, mostly in Latin America. Other effects included outflows of CHF 1.1 billion relating to certain client accounts with a US nexus which were closed or are in the process of being closed due to the Group’s strategic decision to transition away from this market.
As of the end of 2016, assets under management of CHF 323.2 billion were CHF 33.6 billion higher compared to the end of 2015, reflecting net new assets of CHF 15.6 billion and favorable market and foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe, partially offset by outflows in connection with the regularization of client assets of CHF 5.7 billion.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Assets under management (CHF billion)
Assets under management	323.2	311.4	289.6	3.8	11.6	323.2	289.6	11.6
Average assets under management	315.9	304.0	294.8	3.9	7.2	300.3	301.3	(0.3)
Assets under management by currency (CHF billion)
USD	149.0	140.1	137.6	6.4	8.3	149.0	137.6	8.3
EUR	93.2	92.7	92.7	0.5	0.5	93.2	92.7	0.5
CHF	21.0	20.7	22.4	1.4	(6.2)	21.0	22.4	(6.2)
Other	60.0	57.9	36.9	3.6	62.6	60.0	36.9	62.6
Assets under management	323.2	311.4	289.6	3.8	11.6	323.2	289.6	11.6
Growth in assets under management (CHF billion)
Net new assets	0.4	4.4	(4.2)	–	–	15.6	(3.0)	–
Other effects	11.4	8.4	7.3	–	–	18.0	(31.1)	–
of which market movements	3.7	8.5	6.9	–	–	10.1	8.3	–
of which currency	7.7	(1.2)	1.2	–	–	7.8	(20.5)	–
of which other	0.0	1.1	(0.8)	–	–	0.1	(18.9)	–
Growth in assets under management	11.8	12.8	3.1	–	–	33.6	(34.1)	–
Growth in assets under management (annualized) (%)
Net new assets	0.5	5.8	(5.9)	–	–	5.4	(0.9)	–
Other effects	14.7	11.3	10.2	–	–	6.2	(9.6)	–
Growth in assets under management (annualized)	15.2	17.1	4.3	–	–	11.6	(10.5)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.4	3.8	(0.9)	–	–	–	–	–
Other effects	6.2	4.9	(9.6)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	11.6	8.7	(10.5)	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	381	292	365	30	4	1,327	1,328	0
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	183	144	199	27	(8)	656	702	(7)
General and administrative expenses	76	83	110	(8)	(31)	318	376	(15)
Commission expenses	14	14	17	0	(18)	66	64	3
Restructuring expenses	5	2	4	150	25	7	4	75
Total other operating expenses	95	99	131	(4)	(27)	391	444	(12)
Total operating expenses	278	243	330	14	(16)	1,047	1,146	(9)
Income before taxes	103	49	35	110	194	280	182	54
Statement of operations metrics (%)
Cost/income ratio	73.0	83.2	90.4	–	–	78.9	86.3	–
Net revenue detail (CHF million)
Management fees	228	218	225	5	1	891	873	2
Performance and placement revenues	108	41	56	163	93	208	164	27
Investment and partnership income	45	33	84	36	(46)	228	291	(22)
Net revenues	381	292	365	30	4	1,327	1,328	0
of which recurring commissions and fees	212	204	211	4	0	821	804	2
of which transaction- and performance-based revenues	167	94	159	78	5	504	558	(10)
of which other revenues	2	(6)	(5)	–	–	2	(34)	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
In 4Q16, income before taxes of CHF 103 million increased CHF 54 million compared to 3Q16, driven by higher net revenues, partially offset by higher total operating expenses. Income before taxes increased CHF 68 million compared to 4Q15, reflecting a decrease in total operating expenses and an increase in net revenues. Adjusted income before taxes of CHF 108 million increased CHF 57 million and CHF 69 million compared to 3Q15 and 4Q15, respectively.
Net revenues
Compared to 3Q16, net revenues of CHF 381 million increased 30%, mainly driven by higher performance and placement revenues and higher investment and partnership income. Performance and placement revenues increased CHF 67 million to CHF 108 million, primarily driven by year-end performance fees and higher placement fees. Investment and partnership income of CHF 45 million increased 36%, mainly due to annual performance revenues from single manager hedge funds and higher income from the real estate sector. Management fees of CHF 228 million increased 5%.
Compared to 4Q15, net revenues were 4% higher, primarily reflecting an increase in performance and placement revenues, partially offset by significantly lower investment and partnership income. Performance and placement revenues increased CHF 52 million, mainly driven by investment-related gains and higher performance fees. Investment and partnership income decreased 46%, mainly due to weaker results from single manager hedge funds. Management fees were stable.
Total operating expenses
Compared to 3Q16, total operating expenses of CHF 278 million increased 14%, mainly reflecting higher compensation and benefits. Compensation and benefits of CHF 183 million increased 27%, reflecting higher discretionary compensation expenses, higher deferred compensation expenses from prior-year awards and higher salary expenses. General and administrative expenses of CHF 76 million decreased 8%.
Compared to 4Q15, total operating expenses decreased 16%, reflecting lower general and administrative expenses and lower compensation and benefits. General and administrative expenses were CHF 34 million lower, mainly due to lower allocated corporate function costs. Compensation and benefits were CHF 16 million lower, mainly reflecting lower discretionary compensation expenses.

Assets under management
As of the end of 4Q16, assets under management of CHF 321.6 billion were CHF 2.7 billion lower compared to the end of 3Q16, reflecting net asset outflows of CHF 4.4 billion, partially offset by favorable foreign exchange-related and market movements. Net asset outflows primarily reflected money market outflows from an emerging market joint venture.
As of the end of 2016, assets under management of CHF 321.6 billion were stable compared to the end of 2015, reflecting favorable market movements, net new assets of CHF 5.6 billion and favorable foreign exchange-related movements, offset by structural effects, mainly from an adjustment of assets under management reported for multi-asset class solutions in 1Q16. Net new assets reflected inflows from an emerging market joint venture and from a new product launch, partially offset by an outflow from a single mandate.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Assets under management (CHF billion)
Traditional investments	159.9	163.4	172.2	(2.1)	(7.1)	159.9	172.2	(7.1)
Alternative investments	121.3	117.7	110.4	3.1	9.9	121.3	110.4	9.9
Investments and partnerships	40.4	43.2	38.7	(6.5)	4.4	40.4	38.7	4.4
Assets under management	321.6	324.3	321.3	(0.8)	0.1	321.6	321.3	0.1
Average assets under management	325.0	318.6	321.5	2.0	1.1	317.5	312.4	1.6
Assets under management by currency (CHF billion)
USD	95.9	90.2	88.1	6.3	8.9	95.9	88.1	8.9
EUR	36.6	36.8	42.1	(0.5)	(13.1)	36.6	42.1	(13.1)
CHF	140.7	145.9	148.9	(3.6)	(5.5)	140.7	148.9	(5.5)
Other	48.4	51.4	42.2	(5.8)	14.7	48.4	42.2	14.7
Assets under management	321.6	324.3	321.3	(0.8)	0.1	321.6	321.3	0.1
Growth in assets under management (CHF billion)
Net new assets [1]	(4.4)	5.0	3.6	–	–	5.6	26.5	–
Other effects	1.7	4.4	3.1	–	–	(5.3)	(10.4)	–
of which market movements	1.4	5.0	5.1	–	–	7.6	0.7	–
of which foreign exchange	5.0	(0.8)	0.7	–	–	3.9	(8.0)	–
of which other	(4.7)	0.2	(2.7)	–	–	(16.8)	(3.1)	–
Growth in assets under management	(2.7)	9.4	6.7	–	–	0.3	16.1	–
Growth in assets under management (annualized) (%)
Net new assets	(5.4)	6.4	4.6	–	–	1.7	8.7	–
Other effects	2.1	5.5	3.9	–	–	(1.6)	(3.4)	–
Growth in assets under management	(3.3)	11.9	8.5	–	–	0.1	5.3	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.7	4.3	8.7	–	–	–	–	–
Other effects	(1.6)	(1.2)	(3.4)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.1	3.1	5.3	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 4Q16, we reported income before taxes of CHF 103 million and net revenues of CHF 862 million. Income before taxes decreased 32% compared to 3Q16 and increased CHF 720 million compared to a loss before taxes of CHF 617 million reported in 4Q15. For 2016, we reported income before taxes of CHF 725 million and net revenues of CHF 3,597 million.
Results Summary
4Q16 results
In 4Q16, we reported income before taxes of CHF 103 million and net revenues of CHF 862 million. Compared to 3Q16, net revenues decreased 6%, mainly due to lower fixed income sales and trading revenues, partially offset by higher revenues from the ultra-high-net-worth individual and high-net-worth individual client business in Private Banking. Provision for credit losses was CHF 11 million in 4Q16, compared to a provision of CHF 34 million in 3Q16. Total operating expenses of CHF 748 million increased slightly, primarily due to higher compensation and benefits in Private Banking and Investment Banking and higher commission expenses in Investment Banking.
Compared to 4Q15, net revenues increased 4%, driven by higher revenues from Private Banking and underwriting and advisory, partially offset by lower fixed income and equity sales and trading revenues, reflecting subdued market conditions in 4Q16. Total operating expenses decreased 48%, mainly reflecting the absence of the goodwill impairment charge of CHF 756 million in 4Q15, partially offset by higher compensation and benefits, reflecting increases in discretionary compensation and salary expenses driven by growth-related higher headcount.
Adjusted income before taxes of CHF 122 million decreased 30% compared to 3Q16 and 18% compared to 4Q15.
2016 results
In 2016, we reported income before taxes of CHF 725 million and net revenues of CHF 3,597 million. Compared to 2015, income before taxes increased 92%, mainly due to lower total operating expenses, primarily reflecting the absence of the goodwill impairment charge of CHF 756 million in Investment Banking in 4Q15, partially offset by lower net revenues, particularly in equity sales and trading. Lower revenues in equity sales and trading were primarily driven by decreased client activity, particularly in Greater China. Private Banking revenues were higher, primarily reflecting increases in net interest income. Underwriting and advisory revenues improved significantly compared to 2015, with strong client activity in advisory, equity and debt underwriting. Compared to 2015, total operating expenses of CHF 2,846 million decreased 17%, mainly reflecting the absence of the goodwill impairment charge in 2015, partially offset by increased compensation and benefits driven by growth-related higher headcount, higher restructuring expenses and higher general and administrative expenses. Adjusted income before taxes of CHF 778 million decreased 32% compared to 2015.
Divisional results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	862	917	826	(6)	4	3,597	3,839	(6)
Provision for credit losses	11	34	3	(68)	267	26	35	(26)
Compensation and benefits	429	413	390	4	10	1,665	1,557	7
General and administrative expenses	219	224	225	(2)	(3)	836	790	6
Commission expenses	81	71	66	14	23	292	321	(9)
Goodwill impairment	0	0	756	–	(100)	0	756	(100)
Restructuring expenses	19	23	3	(17)	–	53	3	–
Total other operating expenses	319	318	1,050	0	(70)	1,181	1,870	(37)
Total operating expenses	748	731	1,440	2	(48)	2,846	3,427	(17)
Income/(loss) before taxes	103	152	(617)	(32)	–	725	377	92
Statement of operations metrics (%)
Return on regulatory capital	7.6	11.3	(49.7)	–	–	13.7	6.7	–
Cost/income ratio	86.8	79.7	174.3	–	–	79.1	89.3	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,453	4,320	3,582	3	24	4,147	3,405	22
Pre-tax return on average economic risk capital (%) [1]	9.4	14.1	(68.9)	–	–	17.6	11.1	–
Number of employees (full-time equivalents)
Number of employees	6,980	7,140	6,590	(2)	6	6,980	6,590	6
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Net revenues (CHF million)
Private Banking	372	346	271	8	37	1,374	1,178	17
Investment Banking	490	571	555	(14)	(12)	2,223	2,661	(16)
Net revenues	862	917	826	(6)	4	3,597	3,839	(6)
Provision for credit losses (CHF million)
New provisions	14	54	23	(74)	(39)	72	74	(3)
Releases of provisions	(3)	(20)	(20)	(85)	(85)	(46)	(39)	18
Provision for credit losses	11	34	3	(68)	267	26	35	(26)
Balance sheet statistics (CHF million)
Total assets	97,221	93,079	85,929	4	13	97,221	85,929	13
Net loans	40,134	38,669	35,905	4	12	40,134	35,905	12
of which Private Banking	33,405	32,859	–	2	–	33,405	–	–
Risk-weighted assets	34,605	32,264	26,835	7	29	34,605	26,835	29
Leverage exposure	108,926	108,495	98,632	0	10	108,926	98,632	10
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Adjusted results (CHF million)
Net revenues	372	346	271	490	571	555	862	917	826
Provision for credit losses	9	38	(5)	2	(4)	8	11	34	3
Total operating expenses	267	242	228	481	489	1,212	748	731	1,440
Goodwill impairment	–	–	–	0	0	(756)	0	0	(756)
Restructuring expenses	(1)	(3)	(1)	(18)	(20)	(2)	(19)	(23)	(3)
Major litigation provisions	0	0	(6)	0	0	0	0	0	(6)
Adjusted total operating expenses	266	239	221	463	469	454	729	708	675
Income/(loss) before taxes	96	66	48	7	86	(665)	103	152	(617)
Total adjustments	1	3	7	18	20	758	19	23	765
Adjusted income before taxes	97	69	55	25	106	93	122	175	148
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	9.0	12.9	11.7
	Private Banking		Investment Banking		Asia Pacific
in	2016	2015	2016	2015	2016	2015
Adjusted results (CHF million)
Net revenues	1,374	1,178	2,223	2,661	3,597	3,839
Provision for credit losses	32	18	(6)	17	26	35
Total operating expenses	970	816	1,876	2,611	2,846	3,427
Goodwill impairment	–	–	0	(756)	0	(756)
Restructuring expenses	(4)	(1)	(49)	(2)	(53)	(3)
Major litigation provisions	0	(6)	0	0	0	(6)
Adjusted total operating expenses	966	809	1,827	1,853	2,793	2,662
Income before taxes	372	344	353	33	725	377
Total adjustments	4	7	49	758	53	765
Adjusted income before taxes	376	351	402	791	778	1,142
Adjusted return on regulatory capital (%)	–	–	–	–	14.8	20.4
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in the Appendix for further information.

Capital and leverage metrics
As of the end of 4Q16, we reported risk-weighted assets of CHF 34.6 billion, an increase of CHF 2.3 billion compared to the end of 3Q16, mainly reflecting the foreign exchange impact from the strengthening of the US dollar against the Swiss franc, higher risk levels and methodology changes. Leverage exposure was CHF 108.9 billion, reflecting an increase of CHF 0.4 billion compared to the end of 3Q16, primarily driven by an increase in HQLA and the foreign exchange impact, partially offset by lower inventory levels reflecting subdued market conditions and a reduction of positions including the ongoing transfer of the systematic market making business to the Asset Management business of International Wealth Management.
Private Banking
Results
In 4Q16, income before taxes of CHF 96 million increased 45% compared to 3Q16, reflecting lower provision for credit losses and higher net revenues, partially offset by higher total operating expenses. Compared to 4Q15, income before taxes increased 100% due to higher net revenues, partially offset by higher total operating expenses and higher provision for credit losses. Adjusted income before taxes of CHF 97 million increased 41% compared to 3Q16 and 76% compared to 4Q15.
Net revenues
Net revenues of CHF 372 million increased 8% compared to 3Q16, primarily due to increased recurring commissions and fees. Recurring commissions and fees increased 37% to CHF 92 million, mainly due to higher other commissions and fees, partially offset by lower wealth structuring solutions fees. Other commissions and fees for the quarter included the positive impact of an adjustment relating to treasury allocations of CHF 19 million. Net interest income increased 4% to CHF 166 million, reflecting stable deposit and loan margins on slightly higher average deposit and loan volumes. Transaction-based revenues decreased 5% to CHF 114 million, mainly due to lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business and higher corporate advisory fees arising from integrated solutions.
Compared to 4Q15, net revenues increased 37%, mainly reflecting increases in net interest income, recurring commissions and fees and transaction-based revenues. Net interest income increased 27%, reflecting significantly higher deposit margins on higher average deposit volumes and higher loan margins on higher average loan volumes. Recurring commissions and fees increased 53%, mainly due to higher other commissions and fees, which included the positive impact of the adjustment relating to treasury allocations, and higher investment product management fees. Transaction-based revenues increased 36%, primarily reflecting higher fees from foreign exchange client business, higher corporate advisory fees arising from integrated solutions and higher brokerage and product issuing fees.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities.
In 4Q16, Private Banking recorded a net provision for credit losses of CHF 9 million, compared to a net provision for credit losses of CHF 38 million in 3Q16 and a net release of provision for credit losses of CHF 5 million in 4Q15. The higher provision for credit losses in 3Q16 was in relation to a small number of share-based loans in Hong Kong which were impaired due to their collateral values abruptly falling below their loan amounts.
Total operating expenses
Total operating expenses of CHF 267 million increased 10% compared to 3Q16, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 33% to CHF 76 million, reflecting higher expenses for IT infrastructure and product development and support. Compensation and benefits increased 5% to CHF 177 million, primarily driven by higher discretionary compensation and salary expenses. Adjusted total operating expenses of CHF 266 million increased 11% compared to 3Q16.
Compared to 4Q15, total operating expenses increased 17%, mainly reflecting higher compensation and benefits. Compensation and benefits increased 27%, primarily driven by higher salary expenses reflecting growth-related higher headcount, and higher discretionary compensation expenses. General and administrative expenses decreased slightly, mainly due to lower litigation provisions and lower advertising and marketing expenses, partially offset by higher expenses for IT infrastructure, product development and support and risk management. Adjusted total operating expenses increased 20% compared to 4Q15.

Results - Private Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	372	346	271	8	37	1,374	1,178	17
Provision for credit losses	9	38	(5)	(76)	–	32	18	78
Compensation and benefits	177	169	139	5	27	652	522	25
General and administrative expenses	76	57	78	33	(3)	267	244	9
Commission expenses	13	13	10	0	30	47	49	(4)
Restructuring expenses	1	3	1	(67)	0	4	1	300
Total other operating expenses	90	73	89	23	1	318	294	8
Total operating expenses	267	242	228	10	17	970	816	19
Income before taxes	96	66	48	45	100	372	344	8
Statement of operations metrics (%)
Cost/income ratio	71.8	69.9	84.1	–	–	70.6	69.3	–
Net revenue detail (CHF million)
Net interest income	166	159	131	4	27	602	445	35
Recurring commissions and fees	92	67	60	37	53	302	260	16
Transaction-based revenues	114	120	84	(5)	36	486	456	7
Other revenues	0	0	(4)	–	100	(16)	17	–
Net revenues	372	346	271	8	37	1,374	1,178	17
Margins on assets under management (annualized) (bp)
Gross margin [1]	87	84	72	–	–	86	79	–
Net margin [2]	22	16	13	–	–	23	23	–
Number of relationship managers
Number of relationship managers	640	650	580	(2)	10	640	580	10
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Margins
Gross margin
Our gross margin was 87 basis points in 4Q16, three basis points higher compared to 3Q16, mainly reflecting higher net revenues, particularly recurring commissions and fees, partially offset by a 3.9% increase in average assets under management. Compared to 4Q15, our gross margin was 15 basis points higher, mainly reflecting higher net revenues, particularly net interest income, recurring commissions and fees and transaction-based revenues, partially offset by a 13.4% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 22 basis points in 4Q16, six basis points higher compared to 3Q16, mainly reflecting lower provision for credit losses and higher net revenues, partially offset by higher operating expenses. Compared to 4Q15, our net margin was nine basis points higher, mainly reflecting higher net revenues, partially offset by higher operating expenses and higher provision for credit losses.
Assets under management
As of the end of 4Q16, assets under management of CHF 168.3 billion were CHF 0.7 billion lower compared to the end of 3Q16, primarily driven by unfavorable market movements. Net new assets of CHF 0.7 billion reflected inflows primarily from Greater China and Australia, partially offset by significant outflows in connection with the regularization of client assets of CHF 1.4 billion, mainly in South East Asia.
As of the end of 2016, assets under management of CHF 168.3 billion were CHF 17.9 billion higher compared to the end of 2015, mainly reflecting net new assets of CHF 14.6 billion and favorable foreign exchange-related and market movements. Net new assets reflected inflows primarily from Greater China, Australia and South East Asia, partially offset by significant outflows in connection with the regularization of client assets of CHF 2.5 billion, mainly in South East Asia.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Assets under management (CHF billion)
Assets under management	168.3	169.0	150.4	(0.4)	11.9	168.3	150.4	11.9
Average assets under management	171.6	165.2	151.3	3.9	13.4	160.0	150.0	6.7
Assets under management by currency (CHF billion)
USD	82.5	79.0	66.5	4.4	24.1	82.5	66.5	24.1
EUR	4.6	4.5	4.7	2.2	(2.1)	4.6	4.7	(2.1)
CHF	2.0	1.8	2.3	11.1	(13.0)	2.0	2.3	(13.0)
Other	79.2	83.7	76.9	(5.4)	3.0	79.2	76.9	3.0
Assets under management	168.3	169.0	150.4	(0.4)	11.9	168.3	150.4	11.9
Growth in assets under management (CHF billion)
Net new assets	0.7	4.6	3.0	–	–	14.6	17.8	–
Other effects	(1.4)	6.1	8.3	–	–	3.3	(17.9)	–
of which market movements	(3.8)	6.9	6.1	–	–	1.4	(4.9)	–
of which foreign exchange	5.2	(0.5)	2.1	–	–	4.8	(3.4)	–
of which other	(2.8)	(0.3)	0.1	–	–	(2.9)	(9.6)	–
Growth in assets under management	(0.7)	10.7	11.3	–	–	17.9	(0.1)	–
Growth in assets under management (annualized) (%)
Net new assets	1.7	11.6	8.6	–	–	9.7	11.8	–
Other effects	(3.4)	15.4	23.9	–	–	2.2	(11.9)	–
Growth in assets under management (annualized)	(1.7)	27.0	32.5	–	–	11.9	(0.1)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	9.7	12.1	11.8	–	–	–	–	–
Other effects	2.2	9.4	(11.9)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	11.9	21.5	(0.1)	–	–	–	–	–
Investment Banking
Results
In 4Q16, income before taxes of CHF 7 million decreased 92% compared to 3Q16, mainly due to lower net revenues. Compared to 4Q15, income before taxes increased CHF 672 million, primarily reflecting the absence of the goodwill impairment charge of CHF 756 million in 4Q15, partially offset by lower net revenues and higher restructuring expenses. Adjusted income before taxes of CHF 25 million decreased 76% compared to 3Q16 and 73% compared to 4Q15.
Net revenues
Net revenues decreased 14% to CHF 490 million compared to 3Q16, mainly reflecting lower fixed income sales and trading revenues. Fixed income sales and trading revenues decreased 53% to CHF 70 million, mainly due to lower client activity in emerging markets rates products and the absence of the positive impact of CHF 33 million in 3Q16 resulting from an increase in the funding value of certain structured deposits originated in Asia Pacific, partially offset by higher financing revenues which included a positive net fair value impact of CHF 26 million from an impaired loan portfolio in recovery management. Equity sales and trading revenues of CHF 340 million, which included a positive net fair value impact in derivatives of CHF 49 million from an impaired loan portfolio in recovery management, and underwriting and advisory revenues of CHF 115 million were stable.
Compared to 4Q15, net revenues decreased 12%, mainly due to lower fixed income and equity sales and trading revenues, partially offset by higher underwriting and advisory revenues. Fixed income sales and trading revenues decreased 50%, primarily driven by lower client activity within rates products, partially offset by the positive net fair value impact from an impaired loan portfolio in recovery management and higher revenues from foreign exchange products. Equity sales and trading revenues decreased 10%, primarily due to decreases in systematic market making and prime services and the absence of the positive impact from the release of a trade-related provision in 4Q15, partially offset by higher revenues from derivatives which included the positive net fair value impact from an impaired loan portfolio in recovery management. Underwriting and advisory revenues increased 44%, primarily due to higher equity underwriting and advisory fees resulting from increased market activity and higher share of wallet. Share of wallet refers to our share of the overall fee pool for the respective products.

Results - Investment Banking
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	490	571	555	(14)	(12)	2,223	2,661	(16)
Provision for credit losses	2	(4)	8	–	(75)	(6)	17	–
Compensation and benefits	252	244	251	3	0	1,013	1,035	(2)
General and administrative expenses	143	167	147	(14)	(3)	569	546	4
Commission expenses	68	58	56	17	21	245	272	(10)
Goodwill impairment	0	0	756	–	(100)	0	756	(100)
Restructuring expenses	18	20	2	(10)	–	49	2	–
Total other operating expenses	229	245	961	(7)	(76)	863	1,576	(45)
Total operating expenses	481	489	1,212	(2)	(60)	1,876	2,611	(28)
Income/(loss) before taxes	7	86	(665)	(92)	–	353	33	–
Statement of operations metrics (%)
Cost/income ratio	98.2	85.6	218.4	–	–	84.4	98.1	–
Net revenue detail (CHF million)
Fixed income sales and trading	70	148	139	(53)	(50)	635	608	4
Equity sales and trading	340	339	379	0	(10)	1,314	1,872	(30)
Underwriting and advisory	115	115	80	0	44	402	292	38
Other revenues	(35)	(31)	(43)	13	(19)	(128)	(111)	15
Net revenues	490	571	555	(14)	(12)	2,223	2,661	(16)
Provision for credit losses
In 4Q16, Investment Banking recorded a net provision for credit losses of CHF 2 million, compared to a net release of provision of CHF 4 million in 3Q16 and a net provision for credit losses of CHF 8 million in 4Q15.
Total operating expenses
Total operating expenses of CHF 481 million decreased slightly compared to 3Q16, reflecting lower general and administrative expenses, offset by higher commission expenses and higher compensation and benefits. General and administrative expenses decreased 14% to CHF 143 million, mainly due to lower allocated corporate function costs. Compensation and benefits increased slightly to CHF 252 million, primarily driven by higher discretionary compensation expenses. Commission expenses increased 17% to CHF 68 million, mainly reflecting an adjustment relating to intercompany commission expenses charged by Global Markets. Adjusted total operating expenses of CHF 463 million were stable compared to 3Q16.
Compared to 4Q15, total operating expenses decreased 60%, mainly reflecting the absence of the goodwill impairment charge of CHF 756 million in 4Q15. General and administrative expenses decreased slightly, mainly due to lower litigation provisions and lower travel and entertainment expenses, partially offset by higher allocated corporate function costs. Compensation and benefits were stable, primarily reflecting lower deferred compensation from prior-year awards, offset by higher discretionary compensation expenses and higher salary expenses reflecting growth-related hires in the advisory, underwriting and financing businesses. Restructuring expenses increased CHF 16 million to CHF 18 million reflecting ongoing cost management initiatives. Adjusted total operating expenses increased slightly compared to 4Q15.

Global Markets
In 4Q16, Global Markets reported income before taxes of CHF 5 million and net revenues of CHF 1,265 million. Net revenues decreased 7% compared to 3Q16, reflecting a seasonal slowdown in client activity partially offset by improved performance in equities. For 2016, we reported income before taxes of CHF 48 million and net revenues of CHF 5,497 million.
Results Summary
4Q16 results
In 4Q16, we reported income before taxes of CHF 5 million and net revenues of CHF 1,265 million. Compared to 3Q16, net revenues decreased 7%, reflecting a 25% decline in solutions revenues and a 15% decline in credit revenues, partially offset by a 37% increase in equities revenues. Compared to 4Q15, net revenues increased 8%, primarily due to significant improvement across global credit products and securitized products, albeit from subdued levels, partially offset by lower equities and solutions performance. Revenues from our credit businesses increased 66%, solutions revenues decreased 18% and equities revenues declined 16%.
Total operating expenses of CHF 1,264 million were stable compared to 3Q16, as lower restructuring costs and reduced compensation and benefits were offset by increased commission expenses and higher costs related to our risk, regulatory and compliance infrastructure. Compared to 4Q15, total operating expenses decreased 72%, primarily due to the goodwill impairment charge incurred in 4Q15. Adjusted income before taxes was CHF 20 million in 4Q16, compared to CHF 146 million in 3Q16 and a loss of CHF 505 million in 4Q15.
2016 results
In 2016, we reported income before taxes of CHF 48 million and net revenues of CHF 5,497 million. Compared to 2015, net revenues declined 19%, as challenging trading conditions resulted in low levels of client activity. Equities revenues declined 20%, primarily due to lower systematic market making revenues given low volatility, lower prime services revenues as we resized our business model and reduced equity underwriting revenues. Credit revenues declined 18%, primarily due to a decline in securitized products revenues, reflecting a significant reduction in our risk and capital profile, partially offset by higher global credit products revenues, reflecting improved leveraged finance trading activity due to a significant rebound in US high yield and loan trading. Solutions revenues declined 19%, reflecting reduced equity derivatives performance given lower volatility, lower global macro products revenues given the exit of our European rates business and lower emerging markets revenues due to decreased structured products performance, partially offset by improved Brazil trading activity.
Total operating expenses were CHF 5,452 million, down 38% compared to 2015, reflecting the goodwill impairment of CHF 2,661 million in 2015. Adjusted total operating expenses of CHF 5,228 million decreased 9% compared to 2015, reflecting lower compensation and benefits and decreased costs related to our risk, regulatory and compliance infrastructure. Adjusted income before taxes was CHF 272 million in 2016, compared to CHF 1,057 million in 2015.
Divisional results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	1,265	1,357	1,170	(7)	8	5,497	6,826	(19)
Provision for credit losses	(4)	(5)	(4)	(20)	0	(3)	10	–
Compensation and benefits	634	642	924	(1)	(31)	2,725	3,105	(12)
General and administrative expenses	475	466	667	2	(29)	2,001	2,322	(14)
Commission expenses	140	115	138	22	1	509	563	(10)
Goodwill impairment	0	0	2,661	–	(100)	0	2,661	(100)
Restructuring expenses	15	52	96	(71)	(84)	217	96	126
Total other operating expenses	630	633	3,562	0	(82)	2,727	5,642	(52)
Total operating expenses	1,264	1,275	4,486	(1)	(72)	5,452	8,747	(38)
Income/(loss) before taxes	5	87	(3,312)	(94)	–	48	(1,931)	–
Statement of operations metrics (%)
Return on regulatory capital	0.3	2.5	(90.3)	–	–	0.4	(11.2)	–
Cost/income ratio	99.9	94.0	383.4	–	–	99.2	128.1	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,030	9,311	12,314	(3)	(27)	9,928	12,372	(20)
Pre-tax return on average economic risk capital (%) [1]	(0.2)	4.2	(106.8)	–	–	0.7	(14.9)	–
Number of employees (full-time equivalents)
Number of employees	11,530	11,680	12,000	(1)	(4)	11,530	12,000	(4)
1 Calculated using a return excluding interest costs for allocated goodwill.

Capital and leverage metrics
As of the end of 4Q16, we reported risk-weighted assets of USD 50.6 billion, below our end-2016 target of USD 60 billion. Risk weighted assets decreased 4% compared to 3Q16, primarily reflecting business reductions. Leverage exposure of USD 277.8 billion was below our end-2016 target of USD 290 billion. Leverage exposure decreased 6% compared to 3Q16, primarily reflecting business reductions. During 4Q16, certain derivative positions in the Strategic Resolution Unit received regulatory approval to apply updated capital models and as a result were transferred to our Global Markets division.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Net revenue detail (CHF million)
Equities	445	324	529	37	(16)	1,839	2,295	(20)
Credit	612	719	369	(15)	66	2,463	2,996	(18)
Solutions	261	349	318	(25)	(18)	1,364	1,686	(19)
Other	(53)	(35)	(46)	51	15	(169)	(151)	12
Net revenues	1,265	1,357	1,170	(7)	8	5,497	6,826	(19)
Balance sheet statistics (CHF million, except where indicated)
Total assets	239,700	245,492	234,276	(2)	2	239,700	234,276	2
Risk-weighted assets	51,713	51,127	62,838	1	(18)	51,713	62,838	(18)
Risk-weighted assets (USD)	50,556	52,741	63,527	(4)	(20)	50,556	63,527	(20)
Leverage exposure	284,143	286,694	276,656	(1)	3	284,143	276,656	3
Leverage exposure (USD)	277,787	295,744	279,691	(6)	(1)	277,787	279,691	(1)
Reconciliation of adjusted results
	Global Markets
in	4Q16	3Q16	4Q15	2016	2015
Adjusted results (CHF million)
Net revenues	1,265	1,357	1,170	5,497	6,826
Provision for credit losses	(4)	(5)	(4)	(3)	10
Total operating expenses	1,264	1,275	4,486	5,452	8,747
Goodwill impairment	0	0	(2,661)	0	(2,661)
Restructuring expenses	(15)	(52)	(96)	(217)	(96)
Major litigation provisions	0	(7)	(50)	(7)	(231)
Adjusted total operating expenses	1,249	1,216	1,679	5,228	5,759
Income/(loss) before taxes	5	87	(3,312)	48	(1,931)
Total adjustments	15	59	2,807	224	2,988
Adjusted income/(loss) before taxes	20	146	(505)	272	1,057
Adjusted return on regulatory capital (%)	0.7	4.1	(13.7)	2.0	6.7
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in the Appendix for further information.
Results
Equities
In 4Q16, equities revenues of CHF 445 million increased 37% compared to 3Q16, reflecting improved operating conditions due to a rebound in volatility and increased volumes across regions following the US presidential election. Cash equities revenues increased, reflecting higher underwriting revenues, particularly in the Americas due to higher industry-wide initial public offerings (IPOs) volumes, and improved trading revenues due to higher volumes and client activity. Prime services revenues increased compared to 3Q16, primarily due to higher prime financing client activity. In addition, systematic market making revenues increased, albeit from subdued levels, reflecting improved volatility.
Compared to 4Q15, equities revenues declined 16%, primarily reflecting more challenging operating conditions, specifically a subdued volatility environment which negatively impacted client trading activity. Systematic market making revenues declined significantly, particularly in Europe, Middle East and Africa (EMEA), compared to more favorable market conditions in 4Q15. Prime services revenues decreased due to lower prime brokerage results given our resized business model. Cash equities revenues were lower primarily due to a decline in EMEA trading volumes, partially offset by improved underwriting revenues.
Credit
In 4Q16, credit revenues of CHF 612 million decreased 15%, compared to 3Q16 results, reflecting a seasonal slowdown in client activity across global credit products and securitized products. Global credit products trading revenues decreased, as reduced primary activity resulted in lower secondary revenues. Securitized products revenues decreased, due to a decline in non-agency and agency trading, reflecting a seasonal slowdown in client activity, partially offset by robust asset finance revenues. Underwriting revenues declined, reflecting lower investment grade industry wide issuance activity.
Compared to 4Q15, credit revenues increased 66%, reflecting more favorable market conditions, notably improved credit asset prices and volumes, lower volatility and significantly tightened US high yield spreads, which supported increased client activity. In 4Q15, results reflected reduced levels of client activity related to extreme credit market conditions, including widening in US high yield spreads and low levels of market liquidity, which adversely impacted our securitized products and global credit products franchises. Global credit products trading revenues significantly increased, albeit from subdued levels, primarily reflecting increased leveraged finance trading activity and improved corporate lending results. Underwriting revenues increased, reflecting higher leveraged loans and high yield issuance activity. In addition, securitized products trading revenues increased significantly, compared to subdued 4Q15 results which included the impact of mark-to-market losses in our non-agency and agency businesses.
Solutions
In 4Q16, solutions revenues of CHF 261 million decreased 25% compared to 3Q16, as lower Brazil trading activity in emerging markets and rates revenues were partially offset by improved equity derivatives performance. Emerging markets revenues declined due to lower asset prices following the US presidential election. Global macro products revenues declined, reflecting lower rates options and foreign exchange results due to reduced client activity. These declines were partially offset by improved revenues in equity derivatives, reflecting a resurgence of client activity across structured and flow derivatives and compared to challenging operating conditions in 3Q16.
Compared to 4Q15, solutions revenues decreased 18%, as lower equity derivatives and global macro products performance more than offset improved operating conditions in emerging markets. Equity derivatives revenues declined, reflecting low levels of volatility, which negatively impacted flow and structured derivatives. In addition, global macro products revenues declined, reflecting the exit of our European rates business as we resized the franchise. These declines were partially offset by improved emerging markets revenues, reflecting higher trading activity in Brazil.
Provision for credit losses
Global markets recorded a release of provision for credit losses of CHF 4 million in 4Q16, CHF 5 million in 3Q16 and CHF 4 million in 4Q15.
Total operating expenses
In 4Q16, total operating expenses of CHF 1,264 million were stable compared to 3Q16, as lower restructuring costs and reduced compensation and benefits were offset by higher commission expenses and higher general administrative expenses. The decrease in compensation and benefits was primarily driven by lower discretionary compensation and salary expenses. The increase in general and administrative expenses was primarily driven by increased costs related to our risk, regulatory and compliance infrastructure. 4Q16 included a non-recurring settlement charge of CHF 40 million relating to former employees of the US pension plan.
Compared to 4Q15, total operating expenses decreased 72%, primarily reflecting the goodwill impairment charge of CHF 2,661 million incurred in 4Q15. Adjusted total operating expenses decreased 26%, reflecting decreased compensation and benefits and lower general and administrative expenses. The decrease in compensation and benefits was driven by lower discretionary compensation, reduced deferred compensation from prior-year awards and lower salary expenses. General and administrative expenses declined, primarily due to lower costs related to our risk, regulatory and compliance infrastructure.

Investment Banking & Capital Markets
In 4Q16, Investment Banking & Capital Markets reported income before taxes of CHF 149 million and net revenues of CHF 574 million. Net revenues increased 37% compared to 4Q15, outperforming the industry-wide fee pool which was up 2%. For 2016, we reported income before taxes of CHF 261 million and net revenues of CHF 1,972 million.
Results Summary
4Q16 results
In 4Q16, we reported income before taxes of CHF 149 million, an increase compared to 3Q16, primarily due to higher net revenues. Net revenues of CHF 574 million increased 23%, due to higher revenues from advisory and other fees and equity underwriting, partially offset by lower revenues from debt underwriting. Total operating expenses of CHF 425 million decreased 3%, driven by lower restructuring expenses and general and administrative expenses, partially offset by higher compensation and benefits.
In 4Q16, we reported income before taxes of CHF 149 million compared to a loss of CHF 477 million in 4Q15, which reflected a goodwill impairment charge of CHF 380 million. Net revenues increased 37%, primarily driven by higher debt underwriting revenues, partially offset by lower advisory and other fees and lower equity underwriting revenues. Total operating expenses decreased 53%, primarily reflecting the goodwill impairment charge in 4Q15. Adjusted income before taxes was CHF 143 million in 4Q16, compared to CHF 54 million in 3Q16 and a loss of CHF 75 million in 4Q15.
2016 results
In 2016, we reported income before taxes of CHF 261 million and net revenues of CHF 1,972 million. Net revenues increased 10% compared to 2015. Debt underwriting revenues of CHF 934 million increased 15% on higher leveraged finance and derivatives financing revenues and significant mark-to-market losses related to our underwriting commitments in 2015. Advisory and other fees of CHF 849 million increased 14%, mainly reflecting higher revenues from completed M&A transactions. Equity underwriting revenues of CHF 312 million decreased 17%, reflecting a decrease in the industry-wide fee pool for IPOs and follow-on offerings.
Total operating expenses of CHF 1,691 million decreased 20%, primarily due to the goodwill impairment charge of CHF 380 million incurred in 2015, and lower deferred compensation expense. These decreases were partially offset by a higher discretionary compensation accrual, market-based salary increases and higher restructuring expenses. Adjusted income before taxes was CHF 289 million in 2016, compared to CHF 88 million in 2015.
Capital and leverage metrics
As of the end of 4Q16, we reported risk-weighted assets of USD 17.6 billion, a decrease of USD 1.0 billion compared to the end of 3Q16, mainly driven by a reduction in underwriting activity and reductions in the corporate derivatives portfolio. Leverage exposure was USD 44.6 billion, reflecting a decrease of USD 1.1 billion compared to the end of 3Q16, driven by reduced underwriting exposure.
Divisional results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	574	467	420	23	37	1,972	1,787	10
Provision for credit losses	0	(9)	0	100	–	20	0	–
Compensation and benefits	329	313	367	5	(10)	1,237	1,265	(2)
General and administrative expenses	101	109	128	(7)	(21)	424	432	(2)
Commission expenses	1	0	0	–	–	2	2	0
Goodwill impairment	0	0	380	–	(100)	0	380	(100)
Restructuring expenses	(6)	15	22	–	–	28	22	27
Total other operating expenses	96	124	530	(23)	(82)	454	836	(46)
Total operating expenses	425	437	897	(3)	(53)	1,691	2,101	(20)
Income/(loss) before taxes	149	39	(477)	282	–	261	(314)	–
Statement of operations metrics (%)
Return on regulatory capital	22.9	6.1	(85.4)	–	–	10.7	(15.4)	–
Cost/income ratio	74.0	93.6	213.6	–	–	85.8	117.6	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,030	4,762	4,032	6	25	4,652	3,717	25
Pre-tax return on average economic risk capital (%) [1]	11.3	3.3	(47.3)	–	–	5.5	(8.4)	–
Number of employees (full-time equivalents)
Number of employees	3,090	2,910	2,810	6	10	3,090	2,810	10
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Net revenue detail (CHF million)
Advisory and other fees	268	161	276	66	(3)	849	748	14
Debt underwriting	228	239	138	(5)	65	934	809	15
Equity underwriting	99	74	102	34	(3)	312	376	(17)
Other	(21)	(7)	(96)	200	(78)	(123)	(146)	(16)
Net revenues	574	467	420	23	37	1,972	1,787	10
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,784	19,931	18,712	4	11	20,784	18,712	11
Risk-weighted assets	18,027	18,019	16,150	0	12	18,027	16,150	12
Risk-weighted assets (USD)	17,624	18,588	16,327	(5)	8	17,624	16,327	8
Leverage exposure	45,571	44,240	40,898	3	11	45,571	40,898	11
Leverage exposure (USD)	44,552	45,636	41,347	(2)	8	44,552	41,347	8
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q16	3Q16	4Q15	2016	2015
Adjusted results (CHF million)
Net revenues	574	467	420	1,972	1,787
Provision for credit losses	0	(9)	0	20	0
Total operating expenses	425	437	897	1,691	2,101
Goodwill impairment	0	0	(380)	0	(380)
Restructuring expenses	6	(15)	(22)	(28)	(22)
Adjusted total operating expenses	431	422	495	1,663	1,699
Income/(loss) before taxes	149	39	(477)	261	(314)
Total adjustments	(6)	15	402	28	402
Adjusted income/(loss) before taxes	143	54	(75)	289	88
Adjusted return on regulatory capital (%)	22.0	8.6	(13.8)	11.9	4.6
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in the Appendix for further information.
Results
Advisory and other fees
In 4Q16, revenues from advisory and other fees of CHF 268 million increased 66% compared to 3Q16, as higher revenues from completed M&A transactions and an increase in our share of wallet offset a decrease in the overall fee pool. Share of wallet refers to our share of the industry-wide fee pool for the respective products.
Compared to 4Q15, revenues decreased 3%, in line with the decrease in the industry-wide fee pool.
Debt underwriting
In 4Q16, debt underwriting revenues of CHF 228 million decreased 5% compared to 3Q16, driven by lower leveraged finance and investment grade underwriting revenues, partially offset by higher derivatives financing revenues.
Compared to 4Q15, revenues increased 65%, driven by higher leveraged finance revenues and significant mark-to-market losses in 4Q15 related to our underwriting commitments.
Equity underwriting
In 4Q16, revenues from equity underwriting of CHF 99 million increased 34% compared to 3Q16, primarily driven by higher revenues from IPOs and follow-on offerings.
Compared to 4Q15, revenues decreased 3%, driven by lower revenues from rights offerings, partially offset by higher revenues from IPOs.
Provision for credit losses
In 4Q16 and 4Q15, we did not record a provision for credit losses. In 3Q16, we recorded a release of provision for credit losses of CHF 9 million, reflecting continued stabilization in the energy sector.

Total operating expenses
Total operating expenses of CHF 425 million decreased 3% compared to 3Q16, driven by lower restructuring and general and administrative expenses, partially offset by higher compensation and benefits. 4Q16 included a non-recurring settlement charge of CHF 17 million relating to former employees of the US pension plan. General and administrative expenses of CHF 101 million decreased 7%, driven by lower allocated corporate function costs. Compensation and benefits of CHF 329 million increased 5%, reflecting the US pension plan settlement.
Compared to 4Q15, total operating expenses decreased 53%, primarily reflecting the CHF 380 million goodwill impairment charge incurred in 2015. Compensation and benefits decreased 10%, primarily driven by lower deferred compensation expenses from prior year awards and lower discretionary compensation expenses. General and administrative expenses declined 21%, reflecting lower costs across most general and administrative-related expense categories. Total adjusted operating expenses decreased 13% compared to 4Q15.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change
	4Q16	3Q16	4Q15	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,042	945	790	10	32
of which advisory and other fees	310	209	299	48	4
of which debt underwriting	498	552	274	(10)	82
of which equity underwriting	234	184	217	27	8

Strategic Resolution Unit
In 4Q16, the Strategic Resolution Unit reported a loss before taxes of CHF 2,595 million, including significant litigation provisions of CHF 2,088 million primarily related to the RMBS settlement. The division decreased its risk-weighted assets by USD 10.5 billion and its leverage exposure by USD 15.2 billion. For 2016, we reported a loss before taxes of CHF 5,459 million.
results summary
4Q16 results
In 4Q16, we reported a loss before taxes of CHF 2,595 million compared to losses of CHF 852 million in 3Q16 and CHF 1,322 million in 4Q15. In 4Q16, we reported an adjusted loss before taxes of CHF 521 million, compared to adjusted losses of CHF 513 million in 3Q16 and CHF 911 million in 4Q15.
We reported negative net revenues of CHF 202 million in 4Q16, driven by overall funding costs and exit costs, partially offset by revenues from the legacy cross-border and small markets businesses. Total operating expenses of CHF 2,365 million in 4Q16 included significant litigation provisions of CHF 2,088 million primarily related to the settlement with the DOJ regarding our legacy RMBS business.
2016 results
We reported a loss before taxes of CHF 5,459 million, including significant litigation provisions of CHF 2,492 million, primarily related to the RMBS settlement, compared to a loss before taxes of CHF 2,652 million in 2015. In 2016, we reported an adjusted loss before taxes of CHF 2,943 million, compared to an adjusted loss of CHF 2,206 million in 2015.
Negative net revenues of CHF 1,271 million in 2016 were driven by overall funding costs, valuation adjustments and exit costs, partially offset by revenues from the legacy cross-border and small markets businesses. Valuation adjustments in 2016 primarily reflected mark-to-market losses on the legacy investment banking portfolio, including our distressed credit and emerging markets loan portfolio. Net revenues decreased CHF 1,782 million compared to 2015, primarily driven by lower revenues from restructuring of select onshore businesses and higher funding costs. Provision for credit losses was CHF 111 million in 2016 compared to CHF 137 million in 2015. Total operating expenses were CHF 4,077 million in 2016, including CHF 3,290 million of general and administrative expenses, of which CHF 2,492 million were litigation provisions, primarily relating to the RMBS settlement and CHF 612 million of compensation and benefits. In 2016, we reported adjusted total operating expenses of CHF 1,563 million, compared to CHF 2,580 million in 2015.
Divisional results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Net revenues	(202)	(165)	(126)	22	60	(1,271)	511	–
of which from noncontrolling interests without significant economic interest	0	11	20	(100)	(100)	27	11	145
Provision for credit losses	28	5	100	460	(72)	111	137	(19)
Compensation and benefits	106	134	259	(21)	(59)	612	1,168	(48)
General and administrative expenses	2,254	514	640	339	252	3,290	1,539	114
of which litigation provisions	2,088	334	294	–	–	2,492	417	498
Commission expenses	4	13	41	(69)	(90)	54	163	(67)
Restructuring expenses	1	21	156	(95)	(99)	121	156	(22)
Total other operating expenses	2,259	548	837	312	170	3,465	1,858	86
Total operating expenses	2,365	682	1,096	247	116	4,077	3,026	35
of which from noncontrolling interests without significant economic interest	2	7	5	(71)	(60)	23	22	5
Loss before taxes	(2,595)	(852)	(1,322)	205	96	(5,459)	(2,652)	106
of which from noncontrolling interests without significant economic interest	(2)	4	15	–	–	4	(11)	–
Number of employees (full-time equivalents)
Number of employees	1,830	1,840	3,200	(1)	(43)	1,830	3,200	(43)

Capital and leverage metrics
As of the end of 4Q16, we reported risk-weighted assets of USD 44.4 billion, a decrease of USD 10.5 billion and USD 28.8 billion compared to the end of 3Q16 and 4Q15, respectively. Leverage exposure was USD 103.4 billion as of the end of 4Q16, reflecting a decrease of USD 15.2 billion and USD 67.0 billion compared to the end of 3Q16 and 4Q15, respectively. In 4Q16, risk-weighted assets and leverage exposure reductions were achieved through a broad range of transactions, including the sale of loan portfolios, and a large number of unwinds and compressions across global macro products and credit derivative products.
In 4Q16, certain derivative positions in the Strategic Resolution Unit received regulatory approval to apply updated capital models and as a result were transferred to our Global Markets division. Additionally, the division completed the sale to an institutional investor of a significant portfolio of senior loans to certain global private equity and asset management companies and the Global Markets division entered into a co-investment agreement with such institutional investor. Pursuant to the terms of this transaction, Global Markets will, among other things, originate new loan facilities and hold a minority interest in the transferred loans and any newly originated facilities. The combined impact on risk-weighted assets and leverage exposure for Global Markets was USD 3 billion and USD 8 billion, respectively.
Divisional results (continued)
	in			% change		in		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	9	16	178	(44)	(95)	154	757	(80)
Legacy cross-border and small markets businesses	41	46	68	(11)	(40)	194	291	(33)
Restructuring of former Asset Management division	(34)	2	(64)	–	(47)	(90)	(109)	(17)
Legacy investment banking portfolio	(154)	(171)	(282)	(10)	(45)	(1,253)	(281)	346
Legacy funding costs	(69)	(75)	(68)	(8)	1	(315)	(251)	25
Other	5	6	22	(17)	(77)	12	93	(87)
Noncontrolling interests without significant economic interest	0	11	20	(100)	(100)	27	11	145
Net revenues	(202)	(165)	(126)	22	60	(1,271)	511	–
Balance sheet statistics (CHF million)
Total assets	80,297	77,581	100,823	4	(20)	80,297	100,823	(20)
Risk-weighted assets	45,441	53,268	72,424	(15)	(37)	45,441	72,424	(37)
Risk-weighted assets (USD)	44,425	54,949	73,218	(19)	(39)	44,425	73,218	(39)
Leverage exposure	105,768	115,008	168,544	(8)	(37)	105,768	168,544	(37)
Leverage exposure (USD)	103,402	118,638	170,393	(13)	(39)	103,402	170,393	(39)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	4Q16	3Q16	4Q15	2016	2015
Adjusted results (CHF million)
Net revenues	(202)	(165)	(126)	(1,271)	511
Real estate gains	(4)	0	0	(4)	0
Losses on business sales	2	0	0	6	0
Adjusted net revenues	(204)	(165)	(126)	(1,269)	511
Provision for credit losses	28	5	100	111	137
Total operating expenses	2,365	682	1,096	4,077	3,026
Restructuring expenses	(1)	(21)	(156)	(121)	(156)
Major litigation provisions	(2,075)	(318)	(255)	(2,393)	(290)
Adjusted total operating expenses	289	343	685	1,563	2,580
Loss before taxes	(2,595)	(852)	(1,322)	(5,459)	(2,652)
Total adjustments	2,074	339	411	2,516	446
Adjusted loss before taxes	(521)	(513)	(911)	(2,943)	(2,206)
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in the Appendix for further information.

Results
Net revenues
We reported negative net revenues of CHF 202 million in 4Q16 compared to negative net revenues of CHF 165 million in 3Q16 and CHF 126 million in 4Q15. Compared to 3Q16, the movement was primarily driven by lower fees and commissions and exit costs relating to the restructuring of our former Asset Management division. Compared to 4Q15, the movement was primarily driven by lower revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business, which was announced in October 2015, and higher overall funding costs, partially offset by lower negative valuation adjustments on the legacy investment banking portfolio. Valuation adjustments in 4Q16 primarily reflected mark-to-market losses on the legacy investment banking portfolio, including our distressed credit and emerging markets loan portfolio.
Provision for credit losses
In 4Q16, there was a provision for credit losses of CHF 28 million, primarily reflecting an increase in provisions relating to ship finance transactions. This compares to a provision for credit losses of CHF 5 million in 3Q16 and a provision for credit losses of CHF 100 million in 4Q15, the latter primarily related to the restructuring of select onshore businesses.
Total operating expenses
Total operating expenses of CHF 2,365 million increased CHF 1,683 million compared to 3Q16, reflecting significant litigation provisions of CHF 2,088 million primarily related to the RMBS settlement, partially offset by lower restructuring and compensation-related expenses as a result of various cost reduction initiatives. Compared to 4Q15, total operating expenses increased CHF 1,269 million, primarily driven by higher litigation provisions reflecting the RMBS settlement, partially offset by lower restructuring expenses and compensation and benefits, primarily due to the transfer of our US private banking business, and the further wind down of our legacy investment banking business. Total operating expenses in 4Q16 included costs of CHF 47 million to meet requirements related to the settlements with US authorities regarding US cross-border matters. Adjusted total operating expenses were CHF 289 million in 4Q16, compared to CHF 343 million in 3Q16 and CHF 685 million in 4Q15, a decline of 16% and 58%, respectively.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center results
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Statements of operations (CHF million)
Treasury results	(75)	68	(115)	–	(35)	(160)	69	–
Fair value gains/(losses) from movements in own credit spreads [1]	0	0	(697)	–	100	0	298	(100)
Other	59	4	64	–	(8)	231	194	19
Net revenues	(16)	72	(748)	–	(98)	71	561	(87)
Provision for credit losses	0	0	(2)	–	100	(1)	(1)	0
Compensation and benefits	122	185	134	(34)	(9)	277	351	(21)
General and administrative expenses	101	89	142	13	(29)	399	465	(14)
Commission expenses	32	5	31	–	3	76	46	65
Restructuring expenses	7	0	0	–	–	7	0	–
Total other operating expenses	140	94	173	49	(19)	482	511	(6)
Total operating expenses	262	279	307	(6)	(15)	759	862	(12)
Loss before taxes	(278)	(207)	(1,053)	34	(74)	(687)	(300)	129
Expense allocation to divisions (CHF million)
Compensation and benefits	719	745	742	(3)	(3)	2,571	2,571	0
General and administrative expenses	771	706	1,017	9	(24)	2,978	3,439	(13)
Commission expenses	32	5	31	–	3	76	46	65
Restructuring expenses	24	26	106	(8)	(77)	166	106	57
Total other operating expenses	827	737	1,154	12	(28)	3,220	3,591	(10)
Total operating expenses before allocation to divisions	1,546	1,482	1,896	4	(18)	5,791	6,162	(6)
Net allocation to divisions	1,284	1,203	1,589	7	(19)	5,032	5,300	(5)
of which Swiss Universal Bank	279	239	377	17	(26)	1,021	1,217	(16)
of which International Wealth Management	210	195	235	8	(11)	789	798	(1)
of which Asia Pacific	161	185	170	(13)	(5)	669	648	3
of which Global Markets	444	397	522	12	(15)	1,732	1,698	2
of which Investment Banking & Capital Markets	72	70	85	3	(15)	279	262	6
of which Strategic Resolution Unit	118	117	200	1	(41)	542	677	(20)
Total operating expenses	262	279	307	(6)	(15)	759	862	(12)
Balance sheet statistics (CHF million)
Total assets	62,385	62,007	64,621	1	(3)	62,385	64,621	(3)
Risk-weighted assets [2]	17,338	16,756	18,467	3	(6)	17,338	18,467	(6)
Leverage exposure [2]	59,374	59,154	63,090	0	(6)	59,374	63,090	(6)
1
We early adopted certain sections of ASU 2016-01 which require that changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. Therefore, fair value gains or losses from movements in own credit spreads are no longer recorded in the Corporate Center beginning in 1Q16.

2 Disclosed on a look-through basis.

Corporate services and business support, including in finance, human resources, legal, compliance, risk management and IT, are provided by corporate functions and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures. Beginning in 4Q16, responsibility for the management of certain segment-specific IT infrastructure and operations costs was transferred directly to the segments resulting in lower expense allocations from the Corporate Center to the segments. Prior periods for Corporate Center-related expense allocations have been restated to conform to the current presentation.
4Q16 results
In 4Q16, Corporate Center recorded a loss before taxes of CHF 278 million compared to CHF 207 million in 3Q16 and CHF 1,053 million in 4Q15. Compensation and benefits mainly reflected fair value adjustments on certain deferred compensation plans not allocated to the segments and, following their final allocation in 3Q16, certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets, which are intended to support the restructuring of the Group through the end of 2017. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares.
2016 results
In 2016, Corporate Center recorded a loss before taxes of CHF 687 million compared to CHF 300 million in 2015. Compensation and benefits mainly reflected fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets, which are intended to support the restructuring of the Group through the end of 2017. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares.

Assets under management
As of the end of 4Q16, assets under management were CHF 1,252.5 billion, stable compared to the end of 3Q16. As of the end of 2016, assets under management were 3.2% higher compared to the end of 2015, with net asset inflows of CHF 27.8 billion.
Assets under management
	end of			% change
	4Q16	3Q16	4Q15	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Banking	242.9	244.5	241.0	(0.7)	0.8
Swiss Universal Bank - Corporate & Institutional Banking	288.6	284.6	275.8	1.4	4.6
International Wealth Management - Private Banking	323.2	311.4	289.6	3.8	11.6
International Wealth Management - Asset Management	321.6	324.3	321.3	(0.8)	0.1
Asia Pacific - Private Banking	168.3	169.0	150.4	(0.4)	11.9
Strategic Resolution Unit	13.7	17.8	27.3	(23.0)	(49.8)
Assets managed across businesses [1]	(105.8)	(96.4)	(91.3)	9.8	15.9
Assets under management	1,252.5	1,255.2	1,214.1	(0.2)	3.2
of which discretionary assets	404.2	411.2	410.1	(1.7)	(1.4)
of which advisory assets	848.3	844.0	804.0	0.5	5.5
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
in	4Q16	3Q16	4Q15	2016	2015
Net new assets (CHF billion)
Swiss Universal Bank – Private Banking	(3.5)	0.2	(2.9)	(1.7)	3.2
Swiss Universal Bank – Corporate & Institutional Banking	2.5	(1.2)	4.2	4.3	10.6
International Wealth Managment – Private Banking	0.4	4.4	(4.2)	15.6	(3.0)
International Wealth Managment – Asset Management [1]	(4.4)	5.0	3.6	5.6	26.5
Asia Pacific – Private Banking	0.7	4.6	3.0	14.6	17.8
Strategic Resolution Unit	(2.9)	(1.9)	(2.3)	(8.5)	(4.0)
Assets managed across businesses [2]	0.5	0.8	0.7	(2.1)	(4.2)
Net new assets	(6.7)	11.9	2.1	27.8	46.9
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
4Q16 results
As of the end of 4Q16, we reported assets under management of CHF 1,252.5 billion, a decrease of CHF 2.7 billion compared to the end of 3Q16. The decrease was primarily due to unfavorable market movements and net asset outflows of CHF 6.7 billion, partially offset by favorable foreign exchange-related movements.
Net asset outflows of CHF 6.7 billion in 4Q16 were primarily driven by money market outflows from an emerging market joint venture in the Asset Management business of International Wealth Management, outflows due to terminated relationships with certain external asset managers and the regularization of client assets in the Private Banking business of Swiss Universal Bank and outflows due to the wind-down of operations in the Strategic Resolution Unit.
2016 results
As of the end of 2016, assets under management were CHF 1,252.5 billion, an increase of CHF 38.4 billion compared to the end of 2015. The increase was mainly driven by net new assets of CHF 27.8 billion, favorable foreign exchange-related and market movements, partially offset by structural effects, mainly from an adjustment of assets under management reported for multi-asset class solutions in 1Q16 in the Asset Management business of International Wealth Management and the exit of certain markets in the Strategic Resolutions Unit.
Net new assets of CHF 27.8 billion in 2016 were mainly driven by inflows from emerging markets and Europe in the Private Banking business of International Wealth Management and inflows primarily from Greater China and Australia in the Private Banking business of Asia Pacific, partially offset by outflows related to the wind-down of operations in the Strategic Resolution Unit.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific”.

Additional financial metrics
Balance sheet
As of the end of 4Q16, total assets of CHF 819.8 billion increased 2% compared to 3Q16, reflecting the foreign exchange translation impact, partially offset by a decrease in operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 13.4 billion.
Range of reasonably possible losses related to certain legal proceedings
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.4 billion as of the end of 4Q16.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity decreased from CHF 44.3 billion as of the end of 3Q16 to CHF 42.2 billion as of the end of 4Q16. Total shareholders’ equity was negatively impacted by a net loss attributable to shareholders and losses on fair value elected liabilities relating to credit risk. These movements were partially offset by positive foreign exchange-related movements on cumulative translation adjustments and an increase in the share-based compensation obligation.
Liquidity coverage ratio
Our average liquidity coverage ratio was 202% for 4Q16. The ratio reflects a conservative liquidity position leading up to the final settlement with the DOJ related to our legacy RMBS business and our efforts to ensure that Group entities meet applicable local liquidity requirements.
Capital metrics
The CET1 ratio was 13.6% as of the end of 4Q16 compared to 14.1% as of the end of 3Q16, reflecting lower CET1 capital and slightly lower risk-weighted assets. Credit Suisse’s tier 1 ratio was 18.1% as of the end of 4Q16 compared to 18.3% as of the end of 3Q16. The total capital ratio was 20.6% as of the end of 4Q16 compared to 20.8% as of the end of 3Q16.
CET1 capital was CHF 36.9 billion as of the end of 4Q16 compared to CHF 38.6 billion as of the end of 3Q16, mainly reflecting the net loss attributable to shareholders and a net regulatory impact of losses on fair-valued financial liabilities due to changes in our own credit risk, partially offset by a positive foreign exchange impact and the net effect of share-based compensation.
Total eligible capital was CHF 56.0 billion as of the end of 4Q16 compared to CHF 57.0 billion as of the end of 3Q16, reflecting decreases in CET1 capital and tier 2 capital, partially offset by an increase in additional tier 1 capital.
Risk-weighted assets decreased 1% to CHF 271.4 billion as of the end of 4Q16 compared to CHF 273.8 billion as of the end of 3Q16, primarily driven by movements in risk levels, primarily in credit risk, partially offset by increases resulting from the foreign exchange impact.
As of the end of 4Q16, the look-through CET1 ratio was 11.6% compared to 12.0% as of the end of 3Q16. The RMBS settlement had a negative impact of approximately 90 basis points on our 4Q16 look-through CET1 ratio, reflecting the litigation provision of approximately USD 2 billion and an increase in operational risk of approximately CHF 0.7 billion, both in 4Q16.
Leverage metrics
The Bank for International Settlements (BIS) tier 1 leverage ratio was 5.1% as of the end of 4Q16, with a BIS CET1 component of 3.9%. On a look-through basis, the BIS tier 1 leverage ratio was 4.4% as of the end of 4Q16, with a BIS CET1 component of 3.3%. The RMBS settlement had a negative impact of approximately 20 basis points on our 4Q16 look-through CET1 leverage ratio, reflecting the litigation provision of approximately USD 2 billion in 4Q16.
The look-through leverage exposure was CHF 950.8 billion as of the end of 4Q16.
BIS capital and leverage metrics
	Phase-in			Look-through
end of	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Capital metrics (%, except where indicated)
Risk-weighted assets (CHF billion)	271.4	273.8	295.0	268.0	270.5	289.9
CET1 ratio	13.6	14.1	14.3	11.6	12.0	11.4
Tier 1 ratio	18.1	18.3	18.0	15.7	16.0	15.4
Total capital ratio	20.6	20.8	21.3	17.6	17.8	17.7
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	957.1	955.0	993.5	950.8	948.7	987.6
CET1 leverage ratio	3.9	4.0	4.2	3.3	3.4	3.3
Tier 1 leverage ratio	5.1	5.2	5.3	4.4	4.6	4.5
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 2016 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total eligible capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of return on 10% of average risk-weighted assets and return on 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
Cost reduction program is measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment incurred, but including other costs to achieve savings.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
A summary document containing a more detailed description of the option to receive the distribution in new shares will be made available to shareholders of Credit Suisse Group on or around March 24, 2017. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such summary document. This Earnings Release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This Earnings Release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2016 distribution solely based on the terms and conditions of the 2016 distribution and the additional information contained in the relevant documents, which will be available upon publication of the invitation to the 2017 Annual General Meeting. This Earnings Release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2016 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial adviser before making any decision.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 39 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s Annual Report on Form 20-F that is scheduled to be released on March 24, 2017). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 39 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Compensation and benefits	497	565	429	634	329	122	2,576	106	2,682
Total other operating expenses	486	397	319	630	96	140	2,068	2,259	4,327
of which general and administrative expenses	416	318	219	475	101	101	1,630	2,254	3,884
of which restructuring expenses	(3)	16	19	15	(6)	7	48	1	49
Total operating expenses	983	962	748	1,264	425	262	4,644	2,365	7,009
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,595)	(1,903)
Return on regulatory capital (%)	12.2	27.0	7.6	0.3	22.9	–	6.6	–	(16.0)
Cost/income ratio (%)	70.3	74.1	86.8	99.9	74.0	–	86.3	–	135.3
Total assets	228,363	91,083	97,221	239,700	20,784	62,385	739,536	80,297	819,833
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
3Q16 (CHF million)
Net revenues	1,667	1,081	917	1,357	467	72	5,561	(165)	5,396
Provision for credit losses	30	0	34	(5)	(9)	0	50	5	55
Compensation and benefits	474	513	413	642	313	185	2,540	134	2,674
Total other operating expenses	405	323	318	633	124	94	1,897	548	2,445
of which general and administrative expenses	320	256	224	466	109	89	1,464	514	1,978
of which restructuring expenses	19	15	23	52	15	0	124	21	145
Total operating expenses	879	836	731	1,275	437	279	4,437	682	5,119
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	(852)	222
Return on regulatory capital (%)	24.7	20.5	11.3	2.5	6.1	–	10.4	–	1.8
Cost/income ratio (%)	52.7	77.3	79.7	94.0	93.6	–	79.8	–	94.9
Total assets	222,164	86,457	93,079	245,492	19,931	62,007	729,130	77,581	806,711
Goodwill	607	1,532	1,500	457	629	0	4,725	0	4,725
Risk-weighted assets [1]	65,571	33,457	32,264	51,127	18,019	16,756	217,194	53,268	270,462
Leverage exposure [1]	246,254	88,899	108,495	286,694	44,240	59,154	833,736	115,008	948,744
4Q15 (CHF million)
Net revenues	1,495	1,173	826	1,170	420	(748)	4,336	(126)	4,210
Provision for credit losses	43	(7)	3	(4)	0	(2)	33	100	133
Compensation and benefits	535	540	390	924	367	134	2,890	259	3,149
Total other operating expenses	553	664	1,050	3,562	530	173	6,532	837	7,369
of which general and administrative expenses	438	568	225	667	128	142	2,168	640	2,808
of which goodwill impairment	0	0	756	2,661	380	0	3,797	0	3,797
of which restructuring expenses	42	36	3	96	22	0	199	156	355
Total operating expenses	1,088	1,204	1,440	4,486	897	307	9,422	1,096	10,518
Income/(loss) before taxes	364	(24)	(617)	(3,312)	(477)	(1,053)	(5,119)	(1,322)	(6,441)
Return on regulatory capital (%)	12.3	(1.9)	(49.7)	(90.3)	(85.4)	–	(49.0)	–	(50.7)
Cost/income ratio (%)	72.8	102.6	174.3	383.4	213.6	–	217.3	–	249.8
Total assets	220,359	96,085	85,929	234,276	18,712	64,621	719,982	100,823	820,805
Goodwill	610	1,573	1,522	464	639	0	4,808	0	4,808
Risk-weighted assets [1]	60,352	32,880	26,835	62,838	16,150	18,467	217,522	72,424	289,946
Leverage exposure [1]	238,180	101,628	98,632	276,656	40,898	63,090	819,084	168,544	987,628
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Compensation and benefits	1,937	2,119	1,665	2,725	1,237	277	9,960	612	10,572
Total other operating expenses	1,718	1,438	1,181	2,727	454	482	8,000	3,465	11,465
of which general and administrative expenses	1,375	1,145	836	2,001	424	399	6,180	3,290	9,470
of which restructuring expenses	60	54	53	217	28	7	419	121	540
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,077	22,037
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,459)	(1,966)
Return on regulatory capital (%)	16.5	23.3	13.7	0.4	10.7	–	8.5	–	(4.1)
Cost/income ratio (%)	63.5	75.7	79.1	99.2	85.8	–	83.2	–	108.4
2015 (CHF million)
Net revenues	5,721	4,552	3,839	6,826	1,787	561	23,286	511	23,797
Provision for credit losses	138	5	35	10	0	(1)	187	137	324
Compensation and benefits	1,985	2,115	1,557	3,105	1,265	351	10,378	1,168	11,546
Total other operating expenses	1,923	1,709	1,870	5,642	836	511	12,491	1,858	14,349
of which general and administrative expenses	1,597	1,429	790	2,322	432	465	7,035	1,539	8,574
of which goodwill impairment	0	0	756	2,661	380	0	3,797	0	3,797
of which restructuring expenses	42	36	3	96	22	0	199	156	355
Total operating expenses	3,908	3,824	3,427	8,747	2,101	862	22,869	3,026	25,895
Income/(loss) before taxes	1,675	723	377	(1,931)	(314)	(300)	230	(2,652)	(2,422)
Return on regulatory capital (%)	13.8	15.4	6.7	(11.2)	(15.4)	–	0.5	–	(4.5)
Cost/income ratio (%)	68.3	84.0	89.3	128.1	117.6	–	98.2	–	108.8
Core Results
In 4Q16, Core Results net revenues of CHF 5,383 million decreased 3% compared to 3Q16, primarily reflecting lower net revenues in Swiss Universal Bank and Global Markets, partially offset by higher net revenues in International Wealth Management and Investment Banking & Capital Markets. Provision for credit losses was CHF 47 million, primarily related to a net provision for credit losses of CHF 34 million in Swiss Universal Bank. Total operating expenses of CHF 4,644 million increased 5% compared to 3Q16. General and administrative expenses of CHF 1,630 million increased 11%, primarily related to Swiss Universal Bank and International Wealth Management. Compensation and benefits of CHF 2,576 million were stable compared to 3Q16. Restructuring expenses of CHF 48 million decreased 61% compared to 3Q16.
Core Results net revenues increased 24% compared to 4Q15, primarily reflecting higher net revenues in Corporate Center, Investment Banking & Capital Markets and International Wealth Management. Total operating expenses decreased 51% compared to 4Q15, which included a goodwill impairment charge of CHF 3,797 million. Compensation and benefits decreased 11%, primarily related to Global Markets. General and administrative expenses decreased 25%, primarily related to International Wealth Management and Global Markets. Total operating expenses in 4Q16 were also impacted by the restructuring expenses, which decreased 76% compared to 4Q15.

adjusted results
Adjusted results referred to in this earnings release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Real estate gains	(20)	(54)	0	0	0	0	(74)	(4)	(78)
Losses on business sales	0	0	0	0	0	0	0	2	2
Net revenues adjusted	1,379	1,245	862	1,265	574	(16)	5,309	(204)	5,105
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Total operating expenses	983	962	748	1,264	425	262	4,644	2,365	7,009
Restructuring expenses	3	(16)	(19)	(15)	6	(7)	(48)	(1)	(49)
Major litigation provisions	(19)	(7)	0	0	0	0	(26)	(2,075)	(2,101)
Total operating expenses adjusted	967	939	729	1,249	431	255	4,570	289	4,859
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,595)	(1,903)
Total adjustments	(4)	(31)	19	15	(6)	7	0	2,074	2,074
Adjusted income/(loss) before taxes	378	300	122	20	143	(271)	692	(521)	171
Adjusted return on regulatory capital (%)	12.1	24.4	9.0	0.7	22.0	–	6.6	–	1.4
3Q16 (CHF million)
Net revenues	1,667	1,081	917	1,357	467	72	5,561	(165)	5,396
Real estate gains	(346)	0	0	0	0	0	(346)	0	(346)
Net revenues adjusted	1,321	1,081	917	1,357	467	72	5,215	(165)	5,050
Provision for credit losses	30	0	34	(5)	(9)	0	50	5	55
Total operating expenses	879	836	731	1,275	437	279	4,437	682	5,119
Restructuring expenses	(19)	(15)	(23)	(52)	(15)	0	(124)	(21)	(145)
Major litigation provisions	0	19	0	(7)	0	0	12	(318)	(306)
Total operating expenses adjusted	860	840	708	1,216	422	279	4,325	343	4,668
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	(852)	222
Total adjustments	(327)	(4)	23	59	15	0	(234)	339	105
Adjusted income/(loss) before taxes	431	241	175	146	54	(207)	840	(513)	327
Adjusted return on regulatory capital (%)	14.0	20.1	12.9	4.1	8.6	–	8.1	–	2.7
4Q15 (CHF million)
Net revenues	1,495	1,173	826	1,170	420	(748)	4,336	(126)	4,210
Fair value on own debt	–	–	–	–	–	697	697	–	697
Real estate gains	(72)	0	0	0	0	0	(72)	0	(72)
Gains on business sales	(23)	(11)	0	0	0	0	(34)	0	(34)
Net revenues adjusted	1,400	1,162	826	1,170	420	(51)	4,927	(126)	4,801
Provision for credit losses	43	(7)	3	(4)	0	(2)	33	100	133
Total operating expenses	1,088	1,204	1,440	4,486	897	307	9,422	1,096	10,518
Goodwill impairment	0	0	(756)	(2,661)	(380)	0	(3,797)	0	(3,797)
Restructuring expenses	(42)	(36)	(3)	(96)	(22)	0	(199)	(156)	(355)
Major litigation provisions	(25)	(228)	(6)	(50)	0	0	(309)	(255)	(564)
Total operating expenses adjusted	1,021	940	675	1,679	495	307	5,117	685	5,802
Income/(loss) before taxes	364	(24)	(617)	(3,312)	(477)	(1,053)	(5,119)	(1,322)	(6,441)
Total adjustments	(28)	253	765	2,807	402	697	4,896	411	5,307
Adjusted income/(loss) before taxes	336	229	148	(505)	(75)	(356)	(223)	(911)	(1,134)
Adjusted return on regulatory capital (%)	11.4	18.8	11.7	(13.7)	(13.8)	–	(2.1)	–	(8.9)
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Real estate gains	(366)	(54)	0	0	0	0	(420)	(4)	(424)
Losses on business sales	0	0	0	0	0	52	52	6	58
Net revenues adjusted	5,393	4,644	3,597	5,497	1,972	123	21,226	(1,269)	19,957
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,077	22,037
Restructuring expenses	(60)	(54)	(53)	(217)	(28)	(7)	(419)	(121)	(540)
Major litigation provisions	(19)	12	0	(7)	0	0	(14)	(2,393)	(2,407)
Total operating expenses adjusted	3,576	3,515	2,793	5,228	1,663	752	17,527	1,563	19,090
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,459)	(1,966)
Total adjustments	(287)	(12)	53	224	28	59	65	2,516	2,581
Adjusted income/(loss) before taxes	1,738	1,109	778	272	289	(628)	3,558	(2,943)	615
Adjusted return on regulatory capital (%)	14.2	23.1	14.8	2.0	11.9	–	8.6	–	1.3
2015 (CHF million)
Net revenues	5,721	4,552	3,839	6,826	1,787	561	23,286	511	23,797
Fair value on own debt	–	–	–	–	–	(298)	(298)	–	(298)
Real estate gains	(95)	0	0	0	0	0	(95)	0	(95)
Gains on business sales	(23)	(11)	0	0	0	0	(34)	0	(34)
Net revenues adjusted	5,603	4,541	3,839	6,826	1,787	263	22,859	511	23,370
Provision for credit losses	138	5	35	10	0	(1)	187	137	324
Total operating expenses	3,908	3,824	3,427	8,747	2,101	862	22,869	3,026	25,895
Goodwill impairment	0	0	(756)	(2,661)	(380)	0	(3,797)	0	(3,797)
Restructuring expenses	(42)	(36)	(3)	(96)	(22)	0	(199)	(156)	(355)
Major litigation provisions	(25)	(268)	(6)	(231)	0	0	(530)	(290)	(820)
Total operating expenses adjusted	3,841	3,520	2,662	5,759	1,699	862	18,343	2,580	20,923
Income/(loss) before taxes	1,675	723	377	(1,931)	(314)	(300)	230	(2,652)	(2,422)
Total adjustments	(51)	293	765	2,988	402	(298)	4,099	446	4,545
Adjusted income/(loss) before taxes	1,624	1,016	1,142	1,057	88	(598)	4,329	(2,206)	2,123
Adjusted return on regulatory capital (%)	13.4	21.7	20.4	6.7	4.6	–	10.0	–	4.0
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Core Results by business activity
in	4Q16							3Q16	4Q15
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	858	918	372	–	–	–	2,148	2,295	2,042
of which net interest income	454	353	166	–	–	–	973	931	871
of which recurring	253	277	92	–	–	–	622	577	600
of which transaction-based	131	235	114	–	–	–	480	442	483
Provision for credit losses	10	6	9	–	–	–	25	51	2
Total operating expenses	654	684	267	–	–	–	1,605	1,438	1,886
Income before taxes	194	228	96	–	–	–	518	806	154
Related to corporate & institutional banking
Net revenues	541	–	–	–	–	–	541	507	532
of which net interest income	291	–	–	–	–	–	291	278	288
of which recurring	125	–	–	–	–	–	125	118	116
of which transaction-based	139	–	–	–	–	–	139	124	128
Provision for credit losses	24	–	–	–	–	–	24	17	29
Total operating expenses	329	–	–	–	–	–	329	276	304
Income before taxes	188	–	–	–	–	–	188	214	199
Related to investment banking
Net revenues	–	–	490	1,265	574	–	2,329	2,395	2,145
of which fixed income sales and trading	–	–	70	567	–	–	637	902	498
of which equity sales and trading	–	–	340	508	–	–	848	690	973
of which underwriting and advisory [1]	–	–	115	243	595	–	953	875	859
Provision for credit losses	–	–	2	(4)	0	–	(2)	(18)	4
Total operating expenses	–	–	481	1,264	425	–	2,170	2,201	6,595
Income/(loss) before taxes	–	–	7	5	149	–	161	212	(4,454)
Related to asset management
Net revenues	–	381	–	–	–	–	381	292	365
Total operating expenses	–	278	–	–	–	–	278	243	330
Income before taxes	–	103	–	–	–	–	103	49	35
Related to corporate center
Net revenues	–	–	–	–	–	(16)	(16)	72	(748)
Provision for credit losses	–	–	–	–	–	0	0	0	(2)
Total operating expenses	–	–	–	–	–	262	262	279	307
Loss before taxes	–	–	–	–	–	(278)	(278)	(207)	(1,053)
Total
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	5,561	4,336
Provision for credit losses	34	6	11	(4)	0	0	47	50	33
Total operating expenses	983	962	748	1,264	425	262	4,644	4,437	9,422
Income/(loss) before taxes	382	331	103	5	149	(278)	692	1,074	(5,119)
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

Core Results by business activity (continued)
in	2016							2015
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	3,704	3,371	1,374	–	–	–	8,449	8,098
of which net interest income	1,801	1,308	602	–	–	–	3,711	3,221
of which recurring	971	1,093	302	–	–	–	2,366	2,523
of which transaction-based	564	922	486	–	–	–	1,972	2,225
Provision for credit losses	39	20	32	–	–	–	91	72
Total operating expenses	2,471	2,510	970	–	–	–	5,951	6,266
Income before taxes	1,194	841	372	–	–	–	2,407	1,760
Related to corporate & institutional banking
Net revenues	2,055	–	–	–	–	–	2,055	2,025
of which net interest income	1,083	–	–	–	–	–	1,083	987
of which recurring	475	–	–	–	–	–	475	467
of which transaction-based	548	–	–	–	–	–	548	593
Provision for credit losses	40	–	–	–	–	–	40	89
Total operating expenses	1,184	–	–	–	–	–	1,184	1,136
Income before taxes	831	–	–	–	–	–	831	800
Related to investment banking
Net revenues	–	–	2,223	5,497	1,972	–	9,692	11,274
of which fixed income sales and trading	–	–	635	2,516	–	–	3,151	3,894
of which equity sales and trading	–	–	1,314	2,181	–	–	3,495	4,610
of which underwriting and advisory [1]	–	–	402	970	2,095	–	3,467	3,178
Provision for credit losses	–	–	(6)	(3)	20	–	11	27
Total operating expenses	–	–	1,876	5,452	1,691	–	9,019	13,459
Income/(loss) before taxes	–	–	353	48	261	–	662	(2,212)
Related to asset management
Net revenues	–	1,327	–	–	–	–	1,327	1,328
Total operating expenses	–	1,047	–	–	–	–	1,047	1,146
Income before taxes	–	280	–	–	–	–	280	182
Related to corporate center
Net revenues	–	–	–	–	–	71	71	561
Provision for credit losses	–	–	–	–	–	(1)	(1)	(1)
Total operating expenses	–	–	–	–	–	759	759	862
Loss before taxes	–	–	–	–	–	(687)	(687)	(300)
Total
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	23,286
Provision for credit losses	79	20	26	(3)	20	(1)	141	187
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	22,869
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	230
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q16	3Q16	4Q15	QoQ	4Q16	3Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,881	38,646	42,072	(5)	31,110	32,362	32,938	(4)
Tier 1 capital	49,170	50,001	53,063	(2)	42,206	43,263	44,601	(2)
Total eligible capital	56,034	57,044	62,682	(2)	47,085	48,205	51,425	(2)
Risk-weighted assets	271,372	273,779	294,950	(1)	268,045	270,462	289,946	(1)
Capital ratios (%)
CET1 ratio	13.6	14.1	14.3	–	11.6	12.0	11.4	–
Tier 1 ratio	18.1	18.3	18.0	–	15.7	16.0	15.4	–
Total capital ratio	20.6	20.8	21.3	–	17.6	17.8	17.7	–
BIS statistics – Group
	Phase-in					Look-through
					% change				% change
end of	4Q16		3Q16	4Q15	QoQ	4Q16	3Q16	4Q15	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,169		44,276	44,382	(5)	42,169	44,276	44,382	(5)
Regulatory adjustments [1]	(694)		(481)	(459)	44	(694)	(481)	(459)	44
Adjustments subject to phase-in	(4,594)	[2]	(5,149)	(1,851)	(11)	(10,365)	(11,433)	(10,985)	(9)
CET1 capital	36,881		38,646	42,072	(5)	31,110	32,362	32,938	(4)
Additional tier 1 instruments	11,096	[3]	10,901	11,663	2	11,096	10,901	11,663	2
Additional tier 1 instruments subject to phase-out [4]	2,899		2,703	2,616	7	–	–	–	–
Deductions from additional tier 1 capital	(1,706)	[5]	(2,249)	(3,288)	(24)	–	–	–	–
Additional tier 1 capital	12,289		11,355	10,991	8	11,096	10,901	11,663	2
Tier 1 capital	49,170		50,001	53,063	(2)	42,206	43,263	44,601	(2)
Tier 2 instruments	4,879	[6]	4,942	6,824	(1)	4,879	4,942	6,824	(1)
Tier 2 instruments subject to phase-out	2,083		2,197	2,970	(5)	–	–	–	–
Deductions from tier 2 capital	(98)		(96)	(175)	2	–	–	–	–
Tier 2 capital	6,864		7,043	9,619	(3)	4,879	4,942	6,824	(1)
Total eligible capital	56,034		57,044	62,682	(2)	47,085	48,205	51,425	(2)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.0 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 40% of goodwill and other intangible assets (CHF 2.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 0.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
4Q16	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	38,646		32,362
Net loss attributable to shareholders	(2,347)		(2,347)
Foreign exchange impact	962	[1]	768
Other	(380)	[2]	327
Balance at end of period	36,881		31,110
Additional tier 1 capital (CHF million)
Balance at beginning of period	11,355		10,901
Foreign exchange impact	500		428
Other	434	[3]	(233)
Balance at end of period	12,289		11,096
Tier 2 capital (CHF million)
Balance at beginning of period	7,043		4,942
Foreign exchange impact	213		129
Redemptions	(59)		0
Other	(333)	[4]	(192)
Balance at end of period	6,864		4,879
Eligible capital (CHF million)
Balance at end of period	56,034		47,085
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk, which will be deducted from CET1 once Basel III is fully implemented, and certain deferred tax assets).

3 Includes the regulatory reversal of net losses due to changes in own credit risk on fair-valued financial liabilities.
4 Primarily reflects negative fair value movements of tier 2 capital instruments and the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
4Q16 (CHF million)
Credit risk	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Non-counterparty risk	304	277	75	42	0	186	4,485	5,369
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045
4Q15 (CHF million)
Credit risk	47,989	18,653	15,214	33,955	12,856	45,739	18,792	193,198
Market risk	801	858	4,744	15,986	112	7,129	169	29,799
Operational risk	11,240	13,115	6,812	12,839	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets – phase-in	60,352	32,880	26,835	62,838	16,150	72,424	23,471	294,950
Look-through adjustment	–	–	–	–	–	–	(5,004)	(5,004)
Risk-weighted assets – look-through	60,352	32,880	26,835	62,838	16,150	72,424	18,467	289,946

Risk-weighted asset movement by risk type – Group
4Q16 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	52,702	20,470	18,258	28,073	15,350	29,793	15,484	180,130
Foreign exchange impact	1,155	443	663	1,030	915	1,342	508	6,056
Movements in risk levels	(3,051)	292	117	530	(1,077)	(8,864)	(88)	(12,141)
of which credit risk – book size [1]	(3,614)	(9)	(1,282)	481	(1,201)	(9,581)	55	(15,151)
of which credit risk – book quality [2]	563	301	1,399	49	124	717	(143)	3,010
Model and parameter updates [3]	1,003	158	(19)	15	(4)	(352)	215	1,016
Methodology and policy changes – internal [4]	32	(40)	37	(240)	15	72	4	(120)
Methodology and policy changes – external [5]	568	137	830	115	81	37	(9)	1,759
Balance at end of period – phase-in	52,409	21,460	19,886	29,523	15,280	22,028	16,114	176,700
Market risk
Balance at beginning of period	574	431	8,154	9,330	123	4,236	202	23,050
Foreign exchange impact	17	17	228	382	4	123	2	773
Movements in risk levels	327	653	755	(949)	47	(426)	(51)	356
Model and parameter updates [3]	(12)	(112)	(272)	244	(2)	(61)	(3)	(218)
Methodology and policy changes – internal [4]	(18)	3	(57)	(252)	0	(305)	(84)	(713)
Balance at end of period – phase-in	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk
Balance at beginning of period	11,937	12,289	5,783	13,679	2,546	19,000	0	65,234
Model and parameter updates [3]	100	202	40	(329)	22	660	0	695
Methodology and policy changes – internal [4]	31	32	13	43	7	0	0	126
Balance at end of period – phase-in	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Non-counterparty risk
Balance at beginning of period	358	267	69	45	0	239	4,387	5,365
Movements in risk levels	(54)	10	6	(3)	0	(53)	98	4
Balance at end of period – phase-in	304	277	75	42	0	186	4,485	5,369
Total
Balance at beginning of period	65,571	33,457	32,264	51,127	18,019	53,268	20,073	273,779
Foreign exchange impact	1,172	460	891	1,412	919	1,465	510	6,829
Movements in risk levels	(2,778)	955	878	(422)	(1,030)	(9,343)	(41)	(11,781)
Model and parameter updates [3]	1,091	248	(251)	(70)	16	247	212	1,493
Methodology and policy changes – internal [4]	45	(5)	(7)	(449)	22	(233)	(80)	(707)
Methodology and policy changes – external [5]	568	137	830	115	81	37	(9)	1,759
Balance at end of period – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment [6]	–	–	–	–	–	–	(3,327)	(3,327)
Balance at end of period – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q16	3Q16	4Q15	QoQ	4Q16	3Q16	4Q15	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,881	38,646	42,072	(5)	31,110	32,362	32,938	(4)
Tier 1 capital	49,170	50,001	53,063	(2)	42,206	43,263	44,601	(2)
Leverage exposure	957,067	954,980	993,506	0	950,763	948,744	987,628	0
Leverage ratios (%)
CET1 leverage ratio	3.9	4.0	4.2	–	3.3	3.4	3.3	–
Tier 1 leverage ratio	5.1	5.2	5.3	–	4.4	4.6	4.5	–
Swiss capital metrics – Group
	Phase-in			Look-through
			% change			% change
end of	4Q16	3Q16	QoQ	4Q16	3Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,722	38,498	(5)	30,944	32,199	(4)
Going concern capital	52,697	54,341	(3)	42,738	43,799	(2)
Gone concern capital	26,783	26,541	1	26,340	26,915	(2)
Total loss-absorbing capacity (TLAC)	79,480	80,882	(2)	69,078	70,714	(2)
Swiss risk-weighted assets	272,090	274,513	(1)	268,762	271,159	(1)
Swiss capital ratios (%)
Swiss CET1 ratio	13.5	14.0	–	11.5	11.9	–
Going concern capital ratio	19.4	19.8	–	15.9	16.2	–
Gone concern capital ratio	9.8	9.7	–	9.8	9.9	–
TLAC ratio	29.2	29.5	–	25.7	26.1	–
Swiss capital and risk-weighted assets – Group
	Phase-in			Look-through
end of	4Q16	3Q16	QoQ	4Q16	3Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,881	38,646	(5)	31,110	32,362	(4)
Swiss regulatory adjustments [1]	(159)	(148)	7	(166)	(163)	2
Swiss CET1 capital	36,722	38,498	(5)	30,944	32,199	(4)
Additional tier 1 high-trigger capital instruments	6,000	5,793	4	6,000	5,793	4
Grandfathered capital instruments	9,975	10,050	(1)	5,794	5,807	0
of which additional tier 1 low-trigger capital instruments	5,096	5,108	0	5,096	5,108	0
of which tier 2 high-trigger capital instruments	698	699	0	698	699	0
of which tier 2 low-trigger capital instruments	4,181	4,243	(1)	–	–	–
Swiss additional tier 1 capital	15,975	15,843	1	11,794	11,600	2
Going concern capital	52,697	54,341	(3)	42,738	43,799	(2)
Bail-in debt instruments	22,159	22,672	(2)	22,159	22,672	(2)
Additional tier 1 instruments subject to phase-out	2,899	2,703	7	–	–	–
Tier 2 instruments subject to phase-out	2,083	2,197	(5)	–	–	–
Tier 2 amortization component	1,448	1,314	10	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	4,181	4,243	(1)
Deductions	(1,806)	(2,345)	(23)	–	–	–
Gone concern capital	26,783	26,541	1	26,340	26,915	(2)
Total loss-absorbing capacity	79,480	80,882	(2)	69,078	70,714	(2)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	271,372	273,779	(1)	268,045	270,462	(1)
Swiss regulatory adjustments [2]	718	734	(2)	717	697	3
Swiss risk-weighted assets	272,090	274,513	(1)	268,762	271,159	(1)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in			Look-through
			% change			% change
end of	4Q16	3Q16	QoQ	4Q16	3Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,722	38,498	(5)	30,944	32,199	(4)
Going concern capital	52,697	54,341	(3)	42,738	43,799	(2)
Gone concern capital	26,783	26,541	1	26,340	26,915	(2)
Total loss-absorbing capacity	79,480	80,882	(2)	69,078	70,714	(2)
Leverage exposure	957,067	954,980	0	950,763	948,744	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.8	4.0	–	3.3	3.4	–
Going concern leverage ratio	5.5	5.7	–	4.5	4.6	–
Gone concern leverage ratio	2.8	2.8	–	2.8	2.8	–
TLAC leverage ratio	8.3	8.5	–	7.3	7.5	–
Rounding differences may occur.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	4	1	10	–	[1]	24
Maximum	19	24	9	3	16	–	[1]	31
End of period	15	21	7	1	13	(28)		29
3Q16
Average	13	22	9	2	12	(31)		27
Minimum	9	20	6	1	10	–	[1]	24
Maximum	16	24	14	3	16	–	[1]	31
End of period	14	23	7	1	15	(29)		31
4Q15
Average	21	35	9	2	25	(41)		51
Minimum	13	33	6	1	17	–	[1]	43
Maximum	35	42	12	3	35	–	[1]	60
End of period	17	40	9	1	31	(42)		56
Risk management VaR (USD million)
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	3	1	10	–	[1]	23
Maximum	19	24	9	3	17	–	[1]	32
End of period	15	21	6	1	13	(28)		28
3Q16
Average	14	22	9	2	12	(31)		28
Minimum	9	21	6	1	10	–	[1]	24
Maximum	16	25	14	3	17	–	[1]	32
End of period	14	24	7	1	16	(30)		32
4Q15
Average	22	35	9	2	25	(42)		51
Minimum	13	32	6	1	18	–	[1]	44
Maximum	35	42	12	3	35	–	[1]	61
End of period	17	40	9	1	32	(42)		57
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q16	3Q16	4Q15	2016	2015
Consolidated statements of operations (CHF million)
Interest and dividend income	3,810	4,222	4,526	17,374	19,341
Interest expense	(2,188)	(2,292)	(2,332)	(9,812)	(10,042)
Net interest income	1,622	1,930	2,194	7,562	9,299
Commissions and fees	2,941	2,680	2,914	11,092	12,044
Trading revenues	258	232	(1,349)	313	1,340
Other revenues	360	554	451	1,356	1,114
Net revenues	5,181	5,396	4,210	20,323	23,797
Provision for credit losses	75	55	133	252	324
Compensation and benefits	2,682	2,674	3,149	10,572	11,546
General and administrative expenses	3,884	1,978	2,808	9,470	8,574
Commission expenses	394	322	409	1,455	1,623
Goodwill impairment	0	0	3,797	0	3,797
Restructuring expenses	49	145	355	540	355
Total other operating expenses	4,327	2,445	7,369	11,465	14,349
Total operating expenses	7,009	5,119	10,518	22,037	25,895
Income/(loss) before taxes	(1,903)	222	(6,441)	(1,966)	(2,422)
Income tax expense/(benefit)	442	185	(627)	469	523
Net income/(loss)	(2,345)	37	(5,814)	(2,435)	(2,945)
Net income/(loss) attributable to noncontrolling interests	2	(4)	14	3	(1)
Net income/(loss) attributable to shareholders	(2,347)	41	(5,828)	(2,438)	(2,944)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(1.12)	0.02	(3.28)	(1.19)	(1.73)
Diluted earnings/(loss) per share	(1.12)	0.02	(3.28)	(1.19)	(1.73)

Consolidated balance sheets
end of	4Q16	3Q16	4Q15
Assets (CHF million)
Cash and due from banks	121,161	104,972	92,328
Interest-bearing deposits with banks	772	827	867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	134,839	114,793	123,049
Securities received as collateral, at fair value	32,564	27,707	28,511
Trading assets, at fair value	165,150	183,870	190,737
Investment securities	2,489	2,377	3,090
Other investments	6,777	6,012	7,021
Net loans	275,976	274,606	272,995
Premises and equipment	4,711	4,640	4,644
Goodwill	4,913	4,725	4,808
Other intangible assets	213	192	196
Brokerage receivables	33,431	39,392	34,542
Other assets	36,837	42,598	58,017
Total assets	819,833	806,711	820,805
Liabilities and equity (CHF million)
Due to banks	22,800	21,964	21,054
Customer deposits	355,833	345,148	342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,016	32,261	46,598
Obligation to return securities received as collateral, at fair value	32,564	27,707	28,511
Trading liabilities, at fair value	44,930	47,893	48,971
Short-term borrowings	15,385	11,600	8,657
Long-term debt	193,315	195,455	197,608
Brokerage payables	39,852	42,188	39,452
Other liabilities	39,555	37,738	42,231
Total liabilities	777,250	761,954	775,787
Common shares	84	84	78
Additional paid-in capital	32,131	31,925	31,925
Retained earnings	26,226	28,573	29,139
Treasury shares, at cost	0	(18)	(125)
Accumulated other comprehensive income/(loss)	(16,272)	(16,288)	(16,635)
Total shareholders' equity	42,169	44,276	44,382
Noncontrolling interests	414	481	636
Total equity	42,583	44,757	45,018

Total liabilities and equity	819,833	806,711	820,805

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
4Q16 (CHF million)
Balance at beginning of period	84	31,925		28,573	(18)	(16,288)	44,276	481	44,757
Purchases of subsidiary shares from non- controlling interests, changing ownership	–	(13)		–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(38)	(38)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	20	20
Net income/(loss)	–	–		(2,347)	–	–	(2,347)	2	(2,345)
Total other comprehensive income/(loss), net of tax	–	–		–	–	16	16	8	24
Sale of treasury shares	–	24		–	2,875	–	2,899	–	2,899
Repurchase of treasury shares	–	–		–	(2,865)	–	(2,865)	–	(2,865)
Share-based compensation, net of tax	–	220	[3]	–	8	–	228	–	228
Financial instruments indexed to own shares [4]	–	(19)		–	–	–	(19)	–	(19)
Changes in scope of consolidation, net	–	–		–	–	–	–	(53)	(53)
Other	–	(6)		–	–	–	(6)	–	(6)
Balance at end of period	84	32,131		26,226	0	(16,272)	42,169	414	42,583
2016 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(13)		–	–	–	(13)	(6)	(19)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	112	112
Net income/(loss)	–	–		(2,438)	–	–	(2,438)	3	(2,435)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	(112)	(112)	(5)	(117)
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	7		–	16,160	–	16,167	–	16,167
Repurchase of treasury shares	–	–		–	(16,197)	–	(16,197)	–	(16,197)
Share-based compensation, net of tax	–	178	[5]	–	162	–	340	–	340
Financial instruments indexed to own shares [4]	–	(164)		–	–	–	(164)	–	(164)
Dividends paid	–	(1,435)	[6]	–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(194)	(194)
Other	–	(28)		–	–	–	(28)	(29)	(57)
Balance at end of period	84	32,131		26,226	0	(16,272)	42,169	414	42,583
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 13 million from the excess fair value of shares delivered over recognized compensation expense.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Includes a net tax charge of CHF (110) million from the excess recognized compensation expense over fair value of shares delivered.
6 Paid out of reserves from capital contributions.

Earnings per share
in	4Q16		3Q16	4Q15		2016		2015
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(2,347)		41	(5,828)		(2,438)		(2,944)
Available for common shares	(2,347)		41	(5,828)		(2,441)		(2,958)
Available for unvested share-based payment awards	0		0	0		3		14
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(2,347)		41	(5,828)		(2,438)		(2,944)
Available for common shares	(2,347)		41	(5,828)		(2,441)		(2,958)
Available for unvested share-based payment awards	0		0	0		3		14
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,102.0		2,092.6	1,777.2		2,048.4		1,706.3
Dilutive share options and warrants	0.0		2.8	0.0		0.0		0.0
Dilutive share awards	0.0		52.9	0.0		0.0		0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,102.0	[2]	2,148.3	1,777.2	[2]	2,048.4	[2]	1,706.3	[2]
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1		0.2	19.1		3.0		25.7
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(1.12)		0.02	(3.28)		(1.19)		(1.73)
Diluted earnings/(loss) per share available for common shares	(1.12)		0.02	(3.28)		(1.19)		(1.73)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 12.1 million, 13.4 million, 7.9 million, 11.3 million and 7.6 million for 4Q16, 3Q16, 4Q15, 2016 and 2015, respectively.

2
Due to the net losses in 4Q16, 4Q15, 2016 and 2015, 3.7 million, 0.9 million, 3.2 million and 0.9 million, respectively, of weighted-average share options and warrants outstanding and 68.8 million, 61.2 million, 54.6 million and 47.8 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q16	3Q16	4Q15	2016	2015
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	(3)	19	42	60	42
International Wealth Management	16	15	36	54	36
Asia Pacific	19	23	3	53	3
Global Markets	15	52	96	217	96
Investment Banking & Capital Markets	(6)	15	22	28	22
Strategic Resolution Unit	1	21	156	121	156
Corporate Center	7	0	0	7	0
Total restructuring expenses	49	145	355	540	355
in	4Q16	3Q16	4Q15	2016	2015
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	30	123	309	385	309
of which severance expenses	36	65	191	218	191
of which accelerated deferred compensation	(1)	50	87	132	87
of which pension expenses	(5)	8	31	35	31
General and administrative-related expenses	19	22	46	155	46
Total restructuring expenses	49	145	355	540	355
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.

Cautionary statement regarding forward-looking information
This earnings release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase our market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, RWA threshold, and other targets and ambitions; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.